SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)
Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
of the Securities Exchange Act of 1934

POWERGEN plc
(Name of Subject Company)

POWERGEN plc
(Name of Person(s) Filing Statement)

Ordinary Shares of 50p each
and
American Depositary Shares (each representing 4 Powergen Ordinary Shares)
(Title of Class of Securities)

GB0004437462 (Ordinary Shares)
738905405 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Powergen plc
53 New Broad Street
London, EC2M 1SL
011-44-207-826-2826

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Garth Bray
Sullivan & Cromwell
St. Olave’s House
9a Ironmonger Lane
London EC2V 8EY
44-207-710-6352
|X|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                               INDEX TO DOCUMENTS

Document No      Description
-----------      -----------

     1           Short-form Press Release and Offer Announcement dated April 9,
                 2001

     2           Long-form Press Release and Offer Announcement dated April 9,
                 2001

     3           E.ON AG Background Profile Note

     4           Powergen plc Background Profile Note

     5           LG&E Energy Corp. Background Profile Note

     6           Key Messages Sheet - key information regarding the
                 pre-conditional cash offer

     Dusseldorf Press Conference April 9, 2001: Statements of:

     7           Ulrich Hartmann, Chairman of the Board of Management and CEO,
                 E.ON AG (English translation from original German)

     8           Ed Wallis, Chairman, Powergen plc

     9           Nick Baldwin, CEO, Powergen plc

     London Press Conference April 9, 2001: Statements of:

     10          Ulrich Hartmann, Chairman of the Board of Management and CEO,
                 E.ON AG (English translation from original German)

     11          Ed Wallis, Chairman, Powergen plc

     12          Nick Baldwin, CEO, Powergen plc

     London Analysts and Investors Conference April 9, 2001: Statements of:

     13          Ulrich Hartmann, Chairman of the Board of Management and CEO,
                 E.ON AG (English translation from original German)

     14          Ed Wallis, Chairman, Powergen plc

     15          Nick Baldwin, CEO, Powergen plc

                                                                             (1)

Press Release                                                      April 9, 2001

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
CANADA, AUSTRALIA OR JAPAN.
THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF
AN OFFER TO SELL ANY SECURITIES. IF AND WHEN E.ON COMMENCES ITS OFFER FOR
ORDINARY SHARES OR ANY OTHER SECURITIES OF POWERGEN, IT WILL FILE A TENDER OFFER
STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND POWERGEN WILL
FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE
TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL
AND RELATED TENDER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY
DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE
AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN SECURITIES AT NO EXPENSE TO THEM.
THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER
OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE
SOLICITATION/ RECOMMENDATION STATEMENT ALSO WILL BE AVAILABLE FREE OF CHARGE AT
THE SEC WEBSITE AT WWW.SEC.GOV.

E.ON AG: Recommended pre-conditional cash offer for Powergen plc

The boards of E.ON and Powergen announce that they have reached agreement on the terms of a recommended cash offer to be made by Goldman Sachs International on behalf of E.ON for all the issued and to be issued share capital of Powergen.
The making of the Offer is subject to certain Pre-Conditions set out in Appendix
I.

The Offer

On behalf of E.ON and subject to the conditions and further terms set out in
Appendices I, II and III and the terms and conditions that will be set out in the Offer Document and Acceptance Forms, Goldman Sachs International will offer to acquire all of the Powergen Shares and Powergen ADSs on the following basis:

         for each Powergen Share                           (pound)7.65
         for each Powergen ADS                             (pound)30.60
         (each representing four Powergen Shares)

In addition, Powergen shareholders will have the right to receive certain dividends prior to completion of the acquisition.

The Offer values the whole of Powergen's share capital at approximately
(pound)5.1 billion (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes).

Before taking account of future dividends payable to Powergen shareholders, the
Offer represents a premium of:

    o 8.4 % over the price of Powergen Shares of 706.0 pence as at the close of business on 6th April, 2001;

    o 25.8 % over the closing price of Powergen Shares of 608.0 pence on 16th
    January, 2001, the last business day before the announcement by Powergen that it was in preliminary talks with E.ON in relation to the Offer; and

    o 35.2 % over the average price of Powergen Shares of 565.7 pence over the 6 months ended 16th January, 2001.

The directors of Powergen, who have been so advised by Dresdner Kleinwort
Wasserstein, their financial adviser, consider the terms of the Offer to be fair and reasonable. In giving advice to the directors of Powergen, Dresdner
Kleinwort Wasserstein has taken into account the directors' commercial assessments. Accordingly, the directors of Powergen intend unanimously to recommend all holders of Powergen Securities to accept the Offer when it is made, as they intend to do in respect of their own respective beneficial shareholdings at that time.

Summary of Background and Intentions for the Combined Group

E.ON's strategy is to become a leading pure play global integrated utility company. Acquiring Powergen is in line with this strategy as it will:

o   provide E.ON with a leading position in the UK utilities market, the third largest European electricity market;

o   represent an important platform for growth in the US utilities market;

o   reduce E.ON's reliance on the German utilities market;

o   add two high quality operating businesses to the E.ON Group;

o   bring together two proven management teams with a common focus on global growth and value enhancement; and

o   provide immediate earnings enhancement (pre-goodwill amortisation) for
    E.ON's shareholders.(1)

E.ON intends to divest its non-utility assets in a three to five year timespan and to redeploy the proceeds of these divestments in the growth of its utility activities.

Commenting on the acquisition, Ulrich Hartmann, Chairman of the Management Board
and CEO of E.ON, said:

"The acquisition of Powergen is one major step - but certainly not the last one
- in the growth strategy that we are pursuing in the energy sector, our core business area. Our successful strategy of "focus and growth" is now entering a new phase in which we will fully concentrate on the energy service business, which we intend to steer to a new growth dimension.

We have used the short three-year period since liberalisation to pursue a resolute growth policy. With our E.ON merger, we have positioned ourselves as one of the top players in Europe. And we are now getting ready for a "double jump" across the Channel and from there on across the Atlantic Ocean. We will continue to pursue our expansion course as systematically and as persistently as we have in the past. Step by step, we will continue to consolidate and expand our international platform."

Ed Wallis, Chairman of Powergen said:

"I am delighted we have been able to reach agreement with E.ON. This is a good deal for our shareholders, our employees and our customers as well as for E.ON.
Our management teams share a common vision and strategy for the future growth of our company, which can become reality more quickly by our working as part of a group with E.ON's strength.

Since the liberalisation of the electricity industry, Powergen has become a leading integrated player in the UK's electricity and gas markets and is now also very well placed to exploit its position in the liberalising electricity and gas markets in the Midwest of the US. To continue our ability to consolidate in a global market we will benefit from the scale we will gain from joining
E.ON. That is why the Powergen board and I have given this deal our unanimous support."

------------
(1)  This statement should not be interpreted to mean that earnings per share of
     E.ON in its current or any future financial year will necessarily be greater than those in the year ended 31st December, 2000.

The posting of the Offer Document is subject to certain Pre-Conditions attached as Appendix I, including Pre-Conditions relating to the obtaining of certain regulatory clearances. The necessary approvals are expected to be obtained by early 2002 and the transaction is expected to be closed in Spring 2002.

E.ON intends to make the Offer as soon as practicable after these Pre-Conditions are satisfied or waived.

The Offer, including the Loan Note Alternative, will be subject to the applicable requirements of both the City Code and the United States Federal securities laws.

This summary should be read in conjunction with the full text of this announcement.

E.ON has been advised by Goldman Sachs International who will be making the
Offer on behalf of E.ON and is acting as corporate broker to E.ON. E.ON has also been advised by Rothschild. Powergen has been advised by Dresdner Kleinwort
Wasserstein. Dresdner Kleinwort Wasserstein and UBS Warburg are joint corporate broker to Powergen.

There will be an analyst conference call at 8.00 a.m. (Central European
Time)/7.00 a.m. (UK time) today (dial-in number: +44 (0) 20 8781 0576).

There will be an analysts and investors conference in London at 4.30 p.m. (UK time) at The Brewery, Chiswell Street, London EC1Y 4SD with a simultaneous web-casting facility on E.ON's and Powergen's web sites. There will also be a teleconference for the analyst conference; dial-in details are as follows:

UK/Europe:  +44 (0) 20 8240 8243
US:         +1 303 267 1002

High resolution photographs can be downloaded from NewsCast from 3.00 p.m. (UK time) onwards at www.newscast.co.uk.

Enquiries:

     E.ON                   Peter Blau (Press)               + 49 211 4579 628
                            Josef Nelles (Press)             + 49 211 4579 544
                            Kiran Bhojani (Analysts &        + 49 211 4579 542
                            Investors)

     Goldman Sachs          Richard Campbell-Breeden         + 44 20 7774 1000
     International          Steven Wallace                   + 44 20 7774 1000
                            Marcus Schenck                   + 49 69 7532 2368

     Citigate Dewe          Andy Cornelius                   + 44 20 7638 9571
     Rogerson               Duncan Murray
                            Oskar Yasar

     Powergen               Gareth Wynn (Press)              + 44 20 7826 2734
                            Mark Lidiard (Investors)         + 44 20 7826 2744

     Dresdner               Jim Hamilton                     + 44 20 7623 8000
     Kleinwort              Jeremy Miller
     Wasserstein            Mark Greenberg
                            David Hutchison

The Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in or into Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

Goldman Sachs International, which is regulated in the United Kingdom by The
Securities and Futures Authority Limited, is acting for E.ON and for no one else in connection with the Offer and will not be responsible to anyone other than
E.ON for providing the protections afforded to its customers or for giving advice in relation to the Offer. Goldman Sachs International will be acting through Goldman, Sachs & Co. for the purposes of making the Offer in and into the United States. Goldman Sachs International will be acting as corporate broker to E.ON in relation to the Offer.

Rothschild, which is regulated in the United Kingdom by The Securities and
Futures Authority Limited, is acting for E.ON and for no one else in connection with the Offer and will not be responsible to anyone other than E.ON for providing the protections afforded to its customers or for giving advice in relation to the Offer.

Dresdner Kleinwort Wasserstein, which is regulated in the United Kingdom by The
Securities and Futures Authority Limited, is acting for Powergen and for no one else in connection with the Offer and will not be responsible to anyone other than Powergen for providing the protections afforded to customers of Dresdner
Kleinwort Wasserstein or for providing advice in relation to the Offer.

UBS Warburg, which is regulated in the United Kingdom by The Securities and
Futures Authority Limited, is acting for Powergen and for no one else in connection with the Offer and will not be responsible to anyone other than
Powergen for providing the protections afforded to customers of UBS Warburg or for providing advice in relation to the Offer.

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the U.S. Federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

E.ON AG
Bennigsenplatz 1
40474 Dusseldorf
Dr. Peter Blau
Tel. 0211-45 79-628
Fax 0211-45 79-629
Josef Nelles
Tel. 0211-45 79-544
Fax 0211-45 79-566

Powergen
53 New Broad Street
London EC2M1SL
Gareth Wynn
Tel. ++44-207-826-2734
Fax ++44-207-826-2897

                                                                             (2)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
CANADA, AUSTRALIA OR JAPAN.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF
AN OFFER TO SELL ANY SECURITIES. IF AND WHEN E.ON COMMENCES ITS OFFER FOR
ORDINARY SHARES OR ANY OTHER SECURITIES OF POWERGEN, IT WILL FILE A TENDER OFFER
STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND POWERGEN WILL
FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE
TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL
AND RELATED TENDER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY
DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE
AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN SECURITIES AT NO EXPENSE TO THEM.
THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER
OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE
SOLICITATION/ RECOMMENDATION STATEMENT ALSO WILL BE AVAILABLE FREE OF CHARGE AT
THE SEC WEBSITE AT WWW.SEC.GOV.

                                                                   April 9, 2001

E.ON AG: Recommended pre-conditional cash offer for Powergen plc

The boards of E.ON and Powergen announce that they have reached agreement on the terms of a recommended cash offer to be made by Goldman Sachs International on behalf of E.ON for all the issued and to be issued share capital of Powergen.
The making of the Offer is subject to certain Pre-Conditions set out in Appendix
I.

The Offer

On behalf of E.ON and subject to the conditions and further terms set out in
Appendices I, II and III and the terms and conditions that will be set out in the Offer Document and Acceptance Forms, Goldman Sachs International will offer to acquire all of the Powergen Shares and Powergen ADSs on the following basis:

         for each Powergen Share                           (pound)7.65

         for each Powergen ADS                             (pound)30.60
         (each representing four Powergen Shares)

In addition, Powergen shareholders will have the right to receive certain dividends prior to completion of the acquisition.

The Offer values the whole of Powergen's share capital at approximately
(pound)5.1 billion (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes).

Before taking account of future dividends payable to Powergen shareholders, the
Offer represents a premium of:

o 8.4% over the price of Powergen Shares of 706.0 pence as at the close of business on 6th April, 2001;

o 25.8% over the closing price of Powergen Shares of 608.0 pence on 16th
January, 2001, the last business day before the announcement by Powergen that it was in preliminary talks with E.ON in relation to the Offer; and

o 35.2% over the average price of Powergen Shares of 565.7 pence over the 6 months ended 16th January, 2001.

The directors of Powergen, who have been so advised by Dresdner Kleinwort
Wasserstein, their financial adviser, consider the terms of the Offer to be fair and reasonable. In giving advice to the directors of Powergen, Dresdner
Kleinwort Wasserstein has taken into account the directors' commercial assessments. Accordingly, the directors of Powergen intend unanimously to recommend all holders of Powergen Securities to accept the Offer when it is made, as they intend to do in respect of their own respective beneficial shareholdings at that time.

Summary of Background and Intentions for the Combined Group

E.ON's strategy is to become a leading pure play global integrated utility company. Acquiring Powergen is in line with this strategy as it will:

o   provide E.ON with a leading position in the UK utilities market, the third largest European electricity market;

o   represent an important platform for growth in the US utilities market;

o   reduce E.ON's reliance on the German utilities market;

o   add two high quality operating businesses to the E.ON Group;

o   bring together two proven management teams with a common focus on global growth and value enhancement; and

o   provide immediate earnings enhancement (pre-goodwill amortisation) for
    E.ON's shareholders.(1)

E.ON intends to divest its non-utility assets in a three to five year timespan and to redeploy the proceeds of these divestments in the growth of its utility activities.

------------
(1) This statement should not be interpreted to mean that earnings per share of
    E.ON in its current or any future financial year will necessarily be greater than those in the year ended 31st December, 2000.

Commenting on the acquisition, Ulrich Hartmann, Chairman of the Management Board
and CEO of E.ON, said:

"The acquisition of Powergen is one major step - but certainly not the last one
- in the growth strategy that we are pursuing in the energy sector, our core business area. Our successful strategy of "focus and growth" is now entering a new phase in which we will fully concentrate on the energy service business, which we intend to steer to a new growth dimension.

We have used the short three-year period since liberalisation to pursue a resolute growth policy. With our E.ON merger, we have positioned ourselves as one of the top players in Europe. And we are now getting ready for a "double jump" across the Channel and from there on across the Atlantic Ocean. We will continue to pursue our expansion course as systematically and as persistently as we have in the past. Step by step, we will continue to consolidate and expand our international platform."

Ed Wallis, Chairman of Powergen said:

"I am delighted we have been able to reach agreement with E.ON. This is a good deal for our shareholders, our employees and our customers as well as for E.ON.
Our management teams share a common vision and strategy for the future growth of our company, which can become reality more quickly by our working as part of a group with E.ON's strength.

Since the liberalisation of the electricity industry, Powergen has become a leading integrated player in the UK's electricity and gas markets and is now also very well placed to exploit its position in the liberalising electricity and gas markets in the Midwest of the US. To continue our ability to consolidate in a global market we will benefit from the scale we will gain from joining
E.ON. That is why the Powergen board and I have given this deal our unanimous support."

The posting of the Offer Document is subject to certain Pre-Conditions, attached as Appendix I, relating to the obtaining of certain regulatory clearances. The necessary approvals are expected to be obtained by early 2002 and the transaction is expected to be closed in Spring 2002.

E.ON intends to make the Offer as soon as practicable after these Pre-Conditions are satisfied or waived.

The Offer, including the Loan Note Alternative, will be subject to the applicable requirements of both the City Code and the United States Federal securities laws.

This summary should be read in conjunction with the full text of this announcement.

E.ON has been advised by Goldman Sachs International who will be making the
Offer on behalf of E.ON and is acting as corporate broker to E.ON. E.ON has also been advised by Rothschild. Powergen has been advised by Dresdner Kleinwort
Wasserstein. Dresdner Kleinwort Wasserstein and UBS Warburg are joint corporate broker to Powergen.

There will be an analyst conference call at 8.00 a.m. (Central European
Time)/7.00 a.m. (UK time) today (dial-in number: +44 (0) 20 8781 0576).

There will be an analysts and investors conference in London at 4.30 p.m. (UK time) at The Brewery, Chiswell Street, London EC1Y 4SD with a simultaneous web-casting facility on E.ON's and Powergen's web sites. There will also be a teleconference for the analyst conference; dial-in details are as follows:

UK/Europe:        +44 (0) 20 8240 8243
US:               +1 303 267 1002

High resolution photographs can be downloaded from NewsCast from 3.30 p.m. (UK time) onwards at www.newscast.co.uk.

Enquiries:

     E.ON                       Peter Blau (Press)             + 49 211 4579 628
                                Josef Nelles (Press)           + 49 211 4579 544
                                Kiran Bhojani (Analysts &      + 49 211 4579 542
                                Investors)

     Goldman Sachs              Richard Campbell-Breeden       + 44 20 7774 1000
     International              Steven Wallace                 + 44 20 7774 1000
                                Marcus Schenck                 + 49 69 7532 2368

     Citigate Dewe Rogerson     Andy Cornelius                 + 44 20 7638 9571
                                Duncan Murray
                                Oskar Yasar

     Powergen                   Gareth Wynn (Press)            + 44 20 7826 2734
                                Mark Lidiard (Investors)       + 44 20 7826 2744

     Dresdner Kleinwort         Jim Hamilton                   + 44 20 7623 8000
     Wasserstein                Jeremy Miller
                                Mark Greenberg
                                David Hutchison

The Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in or into Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

Goldman Sachs International, which is regulated in the United Kingdom by The
Securities and Futures Authority Limited, is acting for E.ON and for no one else in connection with the Offer and will not be responsible to anyone other than
E.ON for providing the protections afforded to its customers or for giving advice in relation to the Offer. Goldman Sachs International will be acting through Goldman, Sachs & Co. for the purposes of making the Offer in and into the United States. Goldman Sachs International will be acting as corporate broker to E.ON in relation to the Offer.

Rothschild, which is regulated in the United Kingdom by The Securities and
Futures Authority Limited, is acting for E.ON and for no one else in connection with the Offer and will not be responsible to anyone other than E.ON for providing the protections afforded to its customers or for giving advice in relation to the Offer.

Dresdner Kleinwort Wasserstein, which is regulated in the United Kingdom by The
Securities and Futures Authority Limited, is acting for Powergen and for no one else in connection with the Offer and will not be responsible to anyone other than Powergen for providing the protections afforded to customers of Dresdner
Kleinwort Wasserstein or for providing advice in relation to the Offer.

UBS Warburg, which is regulated in the United Kingdom by The Securities and
Futures Authority Limited, is acting for Powergen and for no one else in connection with the Offer and will not be responsible to anyone other than
Powergen for providing the protections afforded to customers of UBS Warburg or for providing advice in relation to the Offer.

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the U.S. Federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
CANADA, AUSTRALIA OR JAPAN.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF
AN OFFER TO SELL ANY SECURITIES. IF AND WHEN E.ON COMMENCES ITS OFFER FOR
ORDINARY SHARES OR ANY OTHER SECURITIES OF POWERGEN, IT WILL FILE A TENDER OFFER
STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND POWERGEN WILL
FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE
TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL
AND RELATED TENDER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY
DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE
AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN SECURITIES AT NO EXPENSE TO THEM.
THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER
OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE
SOLICITATION/ RECOMMENDATION STATEMENT ALSO WILL BE AVAILABLE FREE OF CHARGE AT
THE SEC WEBSITE AT WWW.SEC.GOV.

                                                                   April 9, 2001

E.ON AG: Recommended pre-conditional cash offer for Powergen plc

1.   Introduction

The boards of E.ON and Powergen announce that they have agreed the terms of a recommended cash offer to be made by Goldman Sachs International on behalf of
E.ON for the whole of the issued and to be issued share capital of Powergen. The making of the Offer is subject to certain Pre-Conditions described below.

The directors of Powergen, who have been so advised by Dresdner Kleinwort
Wasserstein, their financial adviser, consider the terms of the Offer to be fair and reasonable. In giving advice to the directors of Powergen, Dresdner
Kleinwort Wasserstein has taken into account the directors' commercial assessments. Accordingly, the directors of Powergen intend unanimously to recommend all holders of Powergen Securities to accept the Offer, when made, as they intend to do in respect of their own respective beneficial shareholdings at that time.

The sources and bases of information contained in this announcement are set out in Appendix V and the definitions of certain expressions used in this announcement are contained in Appendix VI.

2.   The Offer

The Offer, the full terms and conditions of which will be set out in the Offer
Document when issued, will be made on the following basis:

         for each Powergen Share                           (pound)7.65

         for each Powergen ADS                             (pound)30.60
         (representing four Powergen Shares)

The Offer values the whole of Powergen's share capital at approximately
(pound)5.1 billion (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes).

E.ON and Powergen have agreed that, if E.ON so elects with Powergen's agreement, the transaction will be implemented by a Scheme of Arrangement under section 425 of the Companies Act. In this event, the Scheme will be implemented on the same terms, so far as applicable, as those which would apply to the Offer.

Before taking account of the future dividends payable to Powergen shareholders, the Offer represents a premium of:

     o   8.4% over the price of Powergen Shares of 706.0 pence as at the close of business on 6th April, 2001;

     o   25.8% over the closing price of Powergen Shares of 608.0 pence on 16th
         January, 2001, the last business day before the announcement by
         Powergen that it was in preliminary talks with E.ON in relation to the
         Offer; and

     o   35.2% over the average price of Powergen Shares of 565.7 pence over the
         6 months ended 16th January, 2001.

The Powergen Shares will be acquired by E.ON fully paid or credited as fully paid and free from all liens, charges, equities, encumbrances, rights of pre-emption and any other rights of any nature and together with all rights now or hereafter attaching to them, including the right to receive in full dividends and other distributions, if any, declared, made or paid after the date of this announcement, subject to the following paragraphs.

The holders of Powergen Shares will be entitled to retain such of the quarterly dividends in respect of the first three quarters of 2001 (to be paid on 15th
June, 2001, 14th September, 2001 and 14th December, 2001) as become payable prior to the date on which the Offer becomes wholly unconditional and by reference to a record date consistent with Powergen's previous dividend practice.

Holders of Powergen Shares will also be entitled to retain the quarterly dividend in respect of the fourth quarter of 2001 if the Offer is declared wholly unconditional after 31st December, 2001. In addition, holders of Powergen
Shares will be entitled to retain the dividends for quarters commencing 1st
January, 2002 and ending on or before the first closing date of the Offer (or, in the case of a Scheme of Arrangement, its effective date) (the "First Closing
Date"). Any such dividends will be payable on a date consistent with Powergen's previous dividend practice or, if earlier, with payment of the Offer consideration and it is a condition of the Offer that such quarterly dividends in respect of 2001 and 2002 do not exceed 9.2 pence per Powergen Share.

In addition, the value of the Offer will be increased, on a daily basis, at a rate of 9.2 pence per quarter, in respect of the period commencing immediately after the last quarter end date before the First Closing Date and ending on the
First Closing Date.

If after this announcement, any dividend other than the dividends set out above is paid or becomes payable, E.ON will have the right, as an alternative to lapsing the Offer for non-fulfilment of the Conditions, to reduce the consideration for each Powergen Share (including each Powergen Share represented by a Powergen ADS) by an amount equal to the excess.

The making of the Offer and the posting of the Offer Document is subject to the
Pre-Conditions set out in Appendix I. E.ON intends to make the Offer as soon as practicable after satisfaction or waiver of the Pre-Conditions.

The Offer will extend to all existing issued Powergen Shares and to any Powergen
Shares which are unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date as E.ON may, subject to the City Code, decide) including Powergen Shares issued pursuant to the exercise of options under the Powergen Share Option Schemes or otherwise. In conjunction with the offer for the Powergen Shares, an offer will be made to holders of Powergen ADSs to tender the Powergen Shares underlying such ADSs into the Offer.

The Offer will be subject to the Conditions and further terms set out in
Appendix II and III of this document, the Acceptance Form and the Offer Document and also to the applicable requirements of both the City Code in the United
Kingdom and United States Federal securities laws.

3.   Loan Note Alternative

If the requisite consent of the SEC under the US Public Utility Holding Company
Act of 1935 is received, accepting shareholders of Powergen Shares (other than certain overseas shareholders) will be entitled to elect to receive Loan Notes to be issued by E.ON instead of some or all of the cash consideration which would otherwise be receivable under the Offer on the following basis and on the further terms and conditions set out in Appendix IV:

for every (pound)1 of cash consideration          (pound)1 nominal of Loan Notes

The Loan Notes will be issued, credited as fully paid, in multiples of (pound)1 nominal amount. Fractional entitlements to Loan Notes will be disregarded. The
Loan Notes will bear interest from the date of issue to the relevant holder of the Loan Notes at a rate of one-half of one per cent. per annum below LIBOR for six month sterling deposits payable six monthly in arrear. The Loan Notes will be transferable, but no application will be made for them to be listed or dealt in on any stock exchange. The Loan Notes will be redeemable at par at the holder's option, in part or in whole, on any interest payment date on or following the date falling six months following the date of issue of the relevant Loan Notes, and any Loan Notes not previously repaid, redeemed or purchased will be repaid in full at par on the first interest payment date falling on or after the fifth anniversary of the first issue of the Loan Notes.

If valid elections for the Loan Note Alternative do not require the issue of
Loan Notes exceeding (pound)25 million in nominal value of Loan Notes, no Loan
Notes will be issued unless E.ON determines otherwise, and holders of Powergen
Shares who have elected for the Loan Note Alternative will receive cash in accordance with the basic terms of the Offer.

The Loan Note Alternative will be conditional upon the Offer becoming or being declared unconditional in all respects and will remain open for so long as the
Offer remains open for acceptance. Full details of the Loan Note Alternative will be set out in the Offer Document.

If E.ON elects to make the Offer through another member of the Wider E.ON Group,
E.ON will guarantee the Loan Notes.

4.   Information on Powergen

Powergen is a leading international vertically integrated energy company with its principal operations in the UK and the US. It has interests in electricity generation, distribution, energy trading and retailing. It is one of the leading suppliers of gas to homes and businesses in its respective markets.

Powergen was created as one of the four successors of the Central Electricity
Generating Board, following the privatisation of the UK electricity industry under the Electricity Act of 1989. Powergen has been pursuing a strategy of transformation from pure UK generator into a vertically integrated utility focused on UK and US markets. Following its 1998 acquisition of East Midlands
Electricity, one of the largest Regional Electricity Companies in England and
Wales, and its acquisition in December 2000 of LG&E Energy Corp., a vertically integrated electricity and gas group based in Kentucky (US), Powergen's interests are principally:

o UK: a strong presence across the value chain with a low cost flexible portfolio of assets, 7,836 MW of core generation capacity, a distribution network that reaches 2.4 million business and residential customers and over 3 million retail customer accounts in total. Powergen's strategy includes building the strength of its brand name by offering retail and business customers a range of essential services for the home and business;

o US: over 8,263 MW of generation capacity, of which 6,492 MW is regulated, with
1.2 million electricity and gas retail customer accounts. The US business includes power generation, retail gas and electricity distribution, gas and oil pipeline equipment and gas processing;

o International: equity and operating interests in energy assets in selected countries.

For the year ended 31st December, 2000, Powergen reported sales of (pound)4,191 million (2nd January, 2000: (pound)3,746 million) and net income of (pound)429 million (2nd January, 2000: (pound)708 million). As at 31st December, 2000,
Powergen had net assets of (pound)2,286 million (2nd January, 2000: (pound)1,984 million) and Powergen has a market capitalisation of approximately (pound)4.6 billion (as of 6th April, 2001).

5.   Information on E.ON

E.ON is Germany's third-largest industrial group, with more than 180,000 employees. Based in Dusseldorf, E.ON's strategy is to focus exclusively on its utility activities (electricity, gas, water and related business). It is a leading integrated electricity business in Germany with a strong portfolio of energy assets covering substantial areas of Europe. E.ON currently also operates in a series of additional activities including specialty chemicals, telecommunications, real estate and certain other industrial activities.

E.ON was created through the merger of Veba and Viag in 2000. At the time, it was E.ON's stated strategy to grow internationally based on a focus on energy and chemicals. Since that time, E.ON has further focused its growth strategy.
Today, E.ON's strategy is to focus on growing globally its key utilities businesses with a particular focus on energy utilities.

E.ON currently has utility operations in Germany in electricity, gas and water.
In electricity it holds a number of majority and minority stakes in electricity distributors. In gas supply, it has a leading position with more than 30% of gas sales in Germany. In water supply, it also has a strong position in Germany through its 81% stake in Gelsenwasser, which also has gas distribution activities.

Internationally, E.ON has a well-established European position in electricity, with a presence in all major European electricity markets except the UK, France and Spain. E.ON's generation assets are favourably located and have a balanced primary energy mix that includes hard coal, nuclear energy, lignite, gas and hydro energy. Its high-voltage grid stretches from Scandinavia to the Alps.
After the transaction E.ON's reliance on the German energy market will drop substantially, with the proportion of its revenues derived from physical electricity sales falling from 75% to 56%.

For the year ended 31st December, 2000, E.ON had reported sales of Euro 83.0 billion (1999: Euro 50.5 billion), and net income of Euro 3,570 million (1999:
Euro 2,991 million). As at 31st December, 2000, E.ON had net assets of Euro
28,033 million and E.ON has a market capitalisation of approximately Euro 36.6 billion (as of 6th April, 2001). Its shares are traded on all German stock exchanges, Xetra (Germany's 24-hour electronic trading system), the Swiss Stock
Exchange and as ADRs on the New York Stock Exchange.

6.   Background to and Reasons for the Offer

E.ON's strategy is to become a leading global integrated utility. In line with this strategy, E.ON views the acquisition of Powergen as a natural step towards further building its global presence.

The acquisition will provide E.ON with a leading pan-European position in energy utilities, with a first time presence in the UK, the third largest European electricity market. Powergen also brings with it substantial energy trading experience.

E.ON believes the acquisition will also provide a platform on which to build profitable future growth in the attractive US utility markets. The US, an energy market that is eight times the size of the Germany energy market, represents a highly fragmented market with further growth opportunities, both organic and by acquisition. Powergen's US operation, LG&E, benefits from regional price and cost advantages, owns a high quality asset base and has been ranked number one in cross industry customer surveys.

In addition to providing greater global scale, the acquisition of Powergen will accelerate E.ON's strategic move towards becoming a pure-play global integrated utility business. E.ON intends to divest its non-utility assets in a three to five year timespan and to redeploy the proceeds of these divestments in the growth of its utility activities.

The Management Board of E.ON believes that Powergen and E.ON share a common managerial philosophy, comparable cultures and strategic objectives. These key areas of commonality, the Management Board of E.ON believes, will facilitate a rapid extraction of the benefits of the business combination. The transaction will also provide E.ON's shareholders with immediate earnings enhancement
(pre-goodwill amortisation).(1)

E.ON recognises the success that Powergen has enjoyed in building its UK and US businesses and is supportive of its strategy for the further development of these businesses.

------------
(1) This statement should not be interpreted to mean that earnings per share of
    E.ON in its current or any future financial year will necessarily be greater than those in the year ended 31st December, 2000.

7.   Management and employees

E.ON attaches great importance to the skills and experience of the existing management and employees of Powergen. Upon completion of the acquisition,
Powergen will operate as a separate subsidiary of E.ON. Powergen's management team will be responsible for the development and operation of E.ON's
Anglo-American energy business. The board of Powergen will be chaired by Ulrich
Hartmann, with Nick Baldwin as Chief Executive. There will be three executive directors: Peter Hickson, Vic Staffieri and a representative of the UK business.
They will be joined by Dr. Hans Michael Gaul, Dr. Hans-Dieter Harig and a member of the E.ON Energie Management Board and two independent directors based in the
UK. Ed Wallis will be Deputy Chairman and will join the E.ON Energie Supervisory
Board. Nick Baldwin will join the E.ON Energie Management Board.

The employment rights, including pension rights, of Powergen Group employees will be fully safeguarded in accordance with applicable law.

8.   Regulation

The acquisition of Powergen by E.ON requires the approval of regulatory authorities in a number of jurisdictions. These include the State utility regulators in Kentucky and Virginia, where LG&E carries on business, the Federal
Energy Regulatory Commission and the SEC, which administers the United States
Public Utility Holding Company Act of 1935. The acquisition also requires clearances from the European Commission and confirmations from the Office of Gas and Electricity Markets in the United Kingdom. The necessary approvals are expected to be obtained by early 2002 and the transaction is expected to be closed in Spring 2002.

9.   Powergen Share Option Schemes

The Offer will extend to any Powergen Shares which are unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as
E.ON may, subject to the City Code, decide) pursuant to the exercise of options under the Powergen Share Option Schemes.

Appropriate proposals will, in due course, be put to the holders of options under the Powergen Share Option Schemes if the Offer becomes or is declared unconditional in all respects.

10.  Holdings in Powergen

Neither E.ON nor any of the members of the Management Board of E.ON, nor, so far as E.ON is aware, any party acting in concert with E.ON, owns or controls any
Powergen Securities or holds any options to purchase Powergen Shares or Powergen
ADSs or holds any derivatives referenced to Powergen Securities.

11.  Financing

E.ON will finance the Offer from its existing resources and available financing arrangements.

12.  Compulsory acquisition and application for de-listing of Powergen
     Securities

It is the intention of E.ON, if sufficient acceptances of the Offer are received and/or sufficient Powergen Shares and Powergen ADSs are otherwise acquired, to apply the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Powergen Shares (including Powergen Shares represented by Powergen ADSs) to which the Offer relates.

It is also intended that, following the Offer becoming or being declared unconditional in all respects, and subject to applicable requirements of the
London and New York Stock Exchanges, E.ON will procure that Powergen will apply to those exchanges for the Powergen Securities to be de-listed. De-listing would significantly reduce the liquidity and marketability of any Powergen Securities not assented to the Offer. It is anticipated that the cancellation of Powergen's listing on the London Stock Exchange will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects.

13.  Offer Agreement

In connection with the Offer, E.ON and Powergen have entered into an agreement which, among other things, provides that Powergen will not solicit competing proposals and relates to the steps that are to be taken in order to satisfy the
Pre-conditions. Under this agreement, certain fees may be payable by either E.ON or Powergen to the other in certain circumstances. Further details of this agreement are set out in Appendix III.

14.  General

E.ON intends to make the Offer by posting the Offer Document and related
Acceptance Forms as soon as practicable after the Pre-Conditions of the Offer are satisfied or waived.

E.ON has been advised by Goldman Sachs International who will be making the
Offer on behalf of E.ON and who is acting as corporate broker to E.ON. E.ON has also been advised by Rothschild. Powergen has been advised by Dresdner Kleinwort
Wasserstein. Dresdner Kleinwort Wasserstein and UBS Warburg are joint corporate brokers to Powergen.

15.  Recommendation

The directors of Powergen, who have been so advised by Dresdner Kleinwort
Wasserstein, their financial adviser, consider the terms of the Offer to be fair and reasonable. In giving advice to the directors of Powergen, Dresdner
Kleinwort Wasserstein has taken into account the directors' commercial assessments. Accordingly, the directors of Powergen intend unanimously to recommend all holders of Powergen Securities to accept the Offer, when made, as they intend to do in respect of their own respective beneficial shareholdings at that time.

Enquiries:

   E.ON                          Peter Blau (Press)            + 49 211 4579 628
                                 Josef Nelles (Press)          + 49 211 4579 544
                                 Kiran Bhojani (Analysts &     + 49 211 4579 542
                                 Investors)

   Goldman Sachs                 Richard Campbell-Breeden      + 44 20 7774 1000
   International                 Steven Wallace                + 44 20 7774 1000
                                 Marcus Schenck                + 49 69 7532 2368

   Citigate Dewe Rogerson        Andy Cornelius                + 44 20 7638 9571
                                 Duncan Murray
                                 Oskar Yasar

   Powergen                      Gareth Wynn (Press)           + 44 20 7826 2734
                                 Mark Lidiard (Investors)      + 44 20 7826 2744

   Dresdner Kleinwort            Jim Hamilton                  + 44 20 7623 8000
   Wasserstein                   Jeremy Miller
                                 Mark Greenberg
                                 David Hutchinson

Goldman Sachs International, which is regulated in the United Kingdom by The
Securities and Futures Authority Limited, is acting for E.ON and for no one else in connection with the Offer and will not be responsible to anyone other than
E.ON for providing the protections afforded to its customers or for giving advice in relation to the Offer. Goldman Sachs International will be acting through Goldman, Sachs & Co. for the purpose of making the Offer in and into the
United States. Goldman Sachs International will be acting as corporate broker to
E.ON in relation to the Offer.

Rothschild, which is regulated in the United Kingdom by The Securities and
Futures Authority Limited, is acting for E.ON and for no one else in connection with the Offer and will not be responsible to anyone other than E.ON for providing the protections afforded to their customers or for giving advice in relation to the Offer.

Dresdner Kleinwort Wasserstein, which is regulated in the United Kingdom by The
Securities and Futures Authority Limited, is acting for Powergen and for no one else in connection with the Offer and will not be responsible to anyone other than Powergen for giving the protections afforded to customers of Dresdner
Kleinwort Wasserstein or for giving advice in relation to the Offer.

UBS Warburg, which is regulated in the United Kingdom by The Securities and
Futures Authority Limited, is acting for Powergen and for no one else in connection with the Offer and will not be responsible to anyone other than
Powergen for providing the protections afforded to customers of UBS Warburg or for providing advice in relation to the Offer.

The members of the Management Board of E.ON accept responsibility for the information contained in this announcement , except for the information relating to the Powergen Group. To the best of the knowledge and belief of the members of the Management Board of E.ON (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors of Powergen accept responsibility for the information relating to the Powergen Group contained in this announcement. To the best of the knowledge and belief of the Directors of Powergen (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. If and when E.ON commences its offer for ordinary shares or any other securities of Powergen, it will file a Tender Offer
Statement with the U.S. Securities and Exchange Commission and Powergen will file a Solicitation/ Recommendation Statement with respect to the Offer. The
Tender Offer Statement (including an Offer to Purchase, Letter of Transmittal and related tender documents) and the Solicitation/ Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. These documents will be made available to all holders of relevant Powergen securities at no expense to them.
The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the SEC) and the
Solicitation/ Recommendation Statement also will be available free of charge at the SEC website at www.sec.gov.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

The availability of the Offer and the Loan Note Alternative to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction.
Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON determines otherwise, the Offer will not be made, directly or indirectly, in or into, Australia, Japan or Canada and will not be capable of being accepted from within, Australia, Japan or Canada. Accordingly, copies of this announcement are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia, Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from Australia, Japan or
Canada.

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the U.S. Federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

The Panel wishes to draw the attention of member firms of the New York Stock
Exchange to certain UK dealing disclosure requirements following the announcement by Powergen of a possible offer. The announcement made on 17th
January, 2001 commenced an Offer Period in accordance with the City Code which is published and administered by the Panel. The Offer Period is deemed to commence at the time when an announcement is made of a proposed or possible offer, with or without terms. Powergen has equity securities traded on the
London Stock Exchange and the New York Stock Exchange.

The disclosure requirements referred to above are set out in more detail in Rule
8 of the Code. In particular Rule 8.3 requires public disclosure of dealings during the Offer Period by persons who own or control, or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of Powergen. Relevant securities include Powergen Securities and instruments convertible into Powergen Securities. In the case of the Offer for
Powergen, this requirement will apply until the end of the Offer Period.

Disclosure should be made on an appropriate form no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London
Stock Exchange (fax number: +44 (0)20 7588 6057).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of Powergen, whether in New York or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44(0)20
7638 0129, fax number: +44 (0)30 7638 1554).

APPENDIX I

Pre-Conditions of the Offer

The making of the Offer, by the posting of the Offer Document and related Forms of Acceptance, will take place once the following Pre-Conditions are satisfied or waived by E.ON:

1.  Insofar as the Offer constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) (the
    "Merger Regulation"):-

    (A) the European Commission shall have made (or be deemed to have made) a decision, in terms satisfactory to E.ON acting reasonably, not to initiate proceedings under Article 6(1)(c) of the Regulation or, if such proceedings are initiated, the European Commission shall have made (or be deemed to have made) a declaration or issued a decision, in terms satisfactory to E.ON acting reasonably, that the concentration (or such part of the concentration as has not been referred to a competent authority as described in (b) below) is compatible with the common market; and

    (B) if the European Commission has made a referral to a competent authority under Article 9(1) of the Regulation in connection with the Offer, such competent authority shall have issued such decision, finding or declaration, in terms satisfactory to E.ON acting reasonably, as is necessary to approve the Offer and permit the closing of the Offer to occur without any breach of applicable law.

2.  All filings in connection with the Offer and the proposed acquisition of any
    Powergen Securities or control of Powergen by E.ON or any member of the
    Wider E.ON Group and matters arising therefrom having been made under the
    Hart-Scott-Rodino Antitrust Improvements Act 1976 (as amended) of the United
    States and the regulations made thereunder, all or any appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated.

3.  The Director-General of the Office of Gas and Electricity Markets
    indicating:

    (A) that it is not his intention to seek modifications to any of the Wider
        Powergen Group's licences under the Electricity Act 1989 or the Gas Act
        1986 as amended by the Gas Act 1995 and subsequent legislation, including the Utilities Act 2000 (except on terms satisfactory to E.ON acting reasonably);

    (B) that it is not his intention to seek undertakings or assurances from any member of the Wider E.ON Group or the Wider Powergen Group (except on terms satisfactory to E.ON acting reasonably); and

    (C) that in connection with the acquisition by E.ON of Powergen he will give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are in the reasonable opinion of E.ON necessary in connection with the licences referred to in paragraph (A).

4.  E.ON having obtained clearance in respect of the acquisition of Powergen under the utility regulations of the States of Kentucky and Virginia, in terms satisfactory to E.ON acting reasonably.

5.  E.ON having obtained clearance in respect of the acquisition of Powergen under the Federal Power Act, in terms satisfactory to E.ON acting reasonably.

6.  The SEC having granted prior approval to the acquisition by E.ON of the
    Powergen Securities under section 9 of PUHCA on terms satisfactory to E.ON acting reasonably.

7.  E.ON having received confirmation satisfactory to E.ON that it will be registered as a public utility holding company under PUHCA on terms satisfactory to E.ON acting reasonably.

8.  Review and investigation of the Offer under the Exon-Florio Amendment to the
    Defense Production Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the
    Offer.

E.ON reserves the right to waive, in whole or in part, all or any of the
Pre-Conditions.

Unless E.ON and the Panel otherwise agree, in the event that any of the
Pre-Conditions has not been satisfied or waived by close of business (London time) on 9th July, 2002, the Offer will not be made.

APPENDIX II

Conditions of the Offer

The Offer, which will be made by Goldman Sachs International on behalf of E.ON, will comply with the applicable rules and regulations of the City Code. The
Offer will be governed by English law and will be subject to the jurisdiction of the courts of England and to the terms and conditions set out in the Offer
Document and related Forms of Acceptance. This announcement does not constitute an extension of the Offer into the United States. However, it is intended to extend the Offer, if and when made, into the United States in compliance with the procedural and filing requirements of the Exchange Act and the rules of the
SEC thereunder except to the extent that exemptive relief therefrom has been granted by the SEC. As a result, the Offer, if extended into the United States, will also be subject to the US Federal securities laws and the applicable rules and regulations of the New York Stock Exchange.

The Offer will be subject to the following conditions:

1.  Valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) (10.00 a.m. (New York time)) on the first closing date of the Offer (or such later time(s) and/or date(s) as
    E.ON may, with the consent of the Panel or in accordance with the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as E.ON may decide) in nominal value of the Powergen Shares (including the
    Powergen Shares represented by Powergen ADSs) to which the Offer relates, provided that this Condition 1 will not be satisfied unless E.ON and/or any of its subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Powergen Shares (including the Powergen
    Shares represented by Powergen ADSs) carrying in aggregate more than 50 per cent. of the voting rights then exercisable at a general meeting of
    Powergen. For the purposes of this Condition 1:

    (A) Powergen Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise shall be deemed to carry the voting rights they will carry upon being entered in the register of members of
        Powergen;

    (B) the expression "Powergen Shares (including Powergen Shares represented by Powergen ADSs) to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act; and

    (C) valid acceptances shall be treated as having been received in respect of any Powergen Shares which E.ON shall, pursuant to section 429(8) of the
        Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptances of the Offer.

2.  If Pre-Condition 1 to the Offer is waived, insofar as the Offer constitutes a concentration with a Community dimension within the scope of Council
    Regulation (EEC) 4064/89 (as amended) (the "Merger Regulation"):

    (A) the European Commission shall have made (or be deemed to have made) a decision, in terms satisfactory to E.ON acting reasonably, not to initiate proceedings under Article 6(1)(c) of the Regulation or, if such proceedings are initiated, the European Commission shall have made (or be deemed to have made) a declaration or issued a decision, in terms satisfactory to E.ON acting reasonably, that the concentration (or such part of the concentration as has not been referred to a competent authority as described in (B) below) is compatible with the common market; and

    (B) if the European Commission has made a referral to a competent authority under Article 9(1) of the Regulation in connection with the Offer, such competent authority shall have issued such decision, finding or declaration, in terms satisfactory to E.ON acting reasonably, as is necessary to permit the closing of the Offer to occur without any breach of applicable law.

3.  If Pre-Condition 2 is waived, all filings in connection with the Offer and the proposed acquisition of any Powergen Securities or control of Powergen by E.ON or any member of the Wider E.ON Group and matters arising therefrom having been made under the Hart-Scott-Rodino Antitrust Improvements Act of
    1976 (as amended) of the United States and the regulations made thereunder, all appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated.

4.  If Pre-Condition 3 is waived, the Director General of the Office of Gas and
    Electricity Markets indicating:

    (A) that it is not his intention to seek modifications to any of the Wider
        Powergen Group's licences under the Electricity Act 1989 or the Gas Act
        1986 as amended by the Gas Act 1995 and subsequent legislation, including the Utilities Act 2000 (except on terms satisfactory to E.ON acting reasonably);

    (B) that it is not his intention to seek undertakings or assurances from any member of the Wider E.ON Group or the Wider Powergen Group (except on terms satisfactory to E.ON acting reasonably); and

    (C) that in connection with the acquisition by E.ON of Powergen, he will give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are, in the reasonable opinion of E.ON, necessary in connection with the licences referred to in paragraph (A).

5.  If Pre-Condition 4 is waived, E.ON having obtained clearance in respect of the acquisition of Powergen under the utility regulations of the States of
    Kentucky and Virginia, in terms satisfactory to E.ON acting reasonably.

6.  If Pre-Condition 5 is waived, E.ON having obtained clearance in respect of the acquisition of Powergen under the Federal Power Act, in terms satisfactory to E.ON acting reasonably.

7.  If Pre-Condition 6 is waived, the SEC having granted prior approval to the acquisition by E.ON of the Powergen Securities under section 9 of PUHCA on terms satisfactory to E.ON acting reasonably.

8.  If Pre-Condition 7 is waived, E.ON having received confirmation satisfactory to E.ON that it will be registered as a public utility holding company under
    PUHCA on terms satisfactory to E.ON acting reasonably.

9.  If Pre-Condition 8 is waived, review and investigation of the Offer under the Exon-Florio Amendment to the Defense Production Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the Offer.

10. In each case to the extent material in the context of the Offer:-

    (A) all necessary notifications and filings having been made, all necessary waiting and other time periods (including extensions thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated and all relevant statutory or regulatory obligations in any relevant jurisdiction having been complied with, in each case in connection with the Offer, the acquisition or proposed acquisition of shares in Powergen, or control (directly or indirectly) of any member of the Wider Powergen Group by E.ON;

    (B) all necessary authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, permissions and approvals ("Authorisations") in any relevant jurisdiction for or in respect of the Offer, the acquisition or the proposed acquisition of any shares in Powergen, or control (directly or indirectly) of any member of the Wider Powergen Group by E.ON, having been obtained in terms and in a form reasonably satisfactory to E.ON from all appropriate governments, government departments or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative or investigative bodies, authorities, trade agencies, courts, professional associations, institutions, associations or any other similar bodies or persons in any relevant jurisdiction (each a "Third Party");

    (C) all such Authorisations necessary to carry on the business of any member of the Wider Powergen Group in any jurisdiction having been obtained in a form reasonably satisfactory to E.ON from all appropriate Third
        Parties and from any persons, or bodies with whom any member of the
        Wider Powergen Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise wholly unconditional and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew such Authorisations.

11. No Third Party having notified a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or having enacted or made or proposed any statute, regulation, decision or order or having taken any measures or other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which would or might reasonably be expected to, in any case, to an extent which is material in the context of the Wider E.ON Group or Wider Powergen Group, as the case may be, taken as a whole:

    (A) make the Offer or its implementation, the acquisition or proposed acquisition by E.ON of any or all Powergen Shares, Powergen ADSs or
        other securities (or the equivalent) in, or control of, Powergen void, unenforceable, illegal and/or prohibited in or under the laws of any relevant jurisdiction or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or require amendment of, or otherwise challenge or interfere with the Offer or the acquisition by E.ON of any or all Powergen Shares or Powergen
        ADSs or control of Powergen;

    (B) require, prevent or delay the divestiture by any member of the Wider
        E.ON Group as a consequence of the Offer or the Wider Powergen Group of all or any part of any of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct any of their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof in the case of the Wider E.ON Group as a consequence of the Offer;

    (C) impose any limitation on, or result in a delay in, the ability of any member of the Wider E.ON Group directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Powergen Group or the Wider E.ON Group or to exercise management control over any such member;

    (D) require any member of the Wider E.ON Group, or the Wider Powergen Group to acquire or offer to acquire any shares or other securities (or the equivalent) or any interest in any member of the Wider Powergen Group or the Wider Powergen Group owned by any third party;

    (E) require a divestiture by any member of the Wider E.ON Group or the Wider
        Powergen Group of any shares or other securities (or the equivalent) in, or any asset of any member of, the Wider Powergen Group as a consequence of the Offer;

    (F) otherwise materially and adversely affect the business, assets or profits of any member of the Wider Powergen Group or, as a consequence of the Offer, any member of the Wider E.ON Group; or

    (G) impose any limitation on the ability of any member of the Wider Powergen
        Group to co-ordinate its business, or any part of it, with the businesses of any other members,

    and all applicable waiting and other time periods during which any such
    Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws or regulations of any relevant jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any
    Powergen Shares having expired, lapsed or been terminated.

12. There being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider Powergen Group is a party or by or to which any such member or any of their respective assets is or may be bound, entitled or subject which, as a consequence of the Offer or any matter arising directly therefrom or the proposed acquisition of any
    Powergen Securities or because of a change in the control or management of any member of the Wider Powergen Group would or could reasonably be expected to result in, in any case, to an extent which is material in the context of the Wider Powergen Group taken as a whole:

    (A) any monies borrowed by, or any other indebtedness (actual or contingent)
        of, or grant available to or received by, any member of the Wider
        Powergen Group being repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or inhibited;

    (B) any such agreement, arrangement, licence, permit, lease or instrument or the rights, liabilities, obligations, interests or business of any member of the Wider Powergen Group under any such arrangement, agreement, licence, permit, lease or instrument being terminated, or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

    (C) any assets or interests of any member of the Wider Powergen Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or ceasing to be available to any member of the Wider Powergen
        Group, in each case, otherwise than in the ordinary course of business;

    (D) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Powergen Group or any such security interest being enforced;

    (E) the rights, liabilities, obligations or interests of any member of the
        Wider Powergen Group in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

    (F) the financial or trading position of any member of the Wider Powergen
        Group being adversely affected;

    (G) any member of the Powergen Group ceasing to be able to carry on business under any name under which it presently does so; or

    (H) the creation of any liability (actual or contingent) by any member of the Wider Powergen Group,

    and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the
    Wider Powergen Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (A) to (H) of this Condition 12 in any case, to an extent which is, or could reasonably be expected to be, material in the context of the Wider Powergen Group taken as a whole.

13. No member of the Wider Powergen Group having since 31st December, 2000:

    (A) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, equity securities or securities convertible into shares (save as between Powergen and wholly-owned subsidiaries of Powergen or between wholly-owned subsidiaries of
        Powergen and save for the issue of Powergen Securities on the exercise of options granted before the date of this announcement or in accordance with past practice) in each case, except to the extent the same is not material in the context of the Offer or in accordance with the Powergen
        Share Option Schemes;

    (B) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise, other than to Powergen or one of its wholly-owned subsidiaries, excluding any other dividend or distribution to be recommended, declared, paid or made by Powergen which is specifically referred to as such in this announcement or any dividends payable on the
        LG&E Preferred Shares;

    (C) save for the acquisition of LG&E and the disposals of Rye House,
        Turbogas and various international businesses (India, Australia,
        Indonesia and Thailand) to China Light & Power International and
        intra-Powergen Group transactions, merged with or demerged or acquired or disposed of any body corporate, partnership interest or business, or acquired or disposed of, transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) (in each case, other than in the ordinary course of business or to the extent the same is not material in the context of the Wider Powergen Group taken as a whole);

    (D) save for intra-Powergen Group transactions, made, committed to make, or authorised any change in its loan capital except (in the case of members of the Wider Powergen Group other than Powergen) to the extent the same is not material in the context of the Wider Powergen Group taken as a whole;

    (E) save as between Powergen and its wholly-owned subsidiaries or in the ordinary course issued or authorised any debentures or incurred or increased any indebtedness or become subject to any contingent liability which, in any case, is material in the context of the Wider Powergen
        Group taken as a whole;

    (F) other than in the ordinary course of business entered into or varied or authorised any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is materially restrictive on the businesses of any member of the Wider Powergen Group or the Wider E.ON Group and, in each case, which has a material adverse effect on the Wider Powergen Group taken as a whole;

    (G) save for normal annual salary and other related increases in accordance with past remuneration policies entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent which is material with any director of Powergen or LG&E;

    (H) implemented, effected or authorised any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business which, in any case, is material in the context of the Wider Powergen Group taken as a whole;

    (I) save as between Powergen and its wholly-owned subsidiaries, purchased, redeemed or repaid any of its own shares except to an extent which is not material in the context of the Wider Powergen Group taken as a whole;

    (J) in the case of Powergen, or any member of the Wider Powergen Group that is not a wholly-owned subsidiary of Powergen, made any alteration to its memorandum or articles of association that is material in the context of the Offer or the Wider Powergen Group taken as a whole;

    (K) (other than in respect of a member of the Wider Powergen Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, receiver, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any analogous person appointed in any jurisdiction and which, in any case, is material in the context of the Wider Powergen Group taken as a whole;

    (L) been unable, or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend)
        payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business and which, in any case, is material in the context of the Wider Powergen Group taken as a whole;

    (M) waived or compromised any claim otherwise than in the ordinary course of business and which, in any case, is material in the context of the Wider
        Powergen Group taken as a whole; or

    (N) entered into any contract, commitment, agreement or arrangement or passed any resolution or made or announced any offer (which remains open for acceptance) or announced any intention or proposal to effect any of the transactions, matters or events referred to in this Condition.

14. Since 31st December, 2000:

    (A) there having been no material adverse change in the assets, business, financial or trading position or profits of the Wider Powergen Group taken as a whole;

    (B) no litigation, arbitration proceedings, prosecution or other legal proceedings or inquiry or investigation having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider Powergen Group which, in any such case, might be expected adversely to affect any member of the Wider Powergen Group to an extent which is material in the context of the Wider Powergen Group taken as a whole;

    (C) no contingent or other liability having arisen which would adversely affect, or could reasonably be expected adversely to affect, any member of the Wider Powergen Group to an extent which is material in the context of the Wider Powergen Group taken as a whole; and

    (D) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Powergen Group which is necessary for the proper carrying on of its business to an extent which is material in the context of the Wider Powergen Group taken as a whole.

15. E.ON not having discovered that:

    (A) that any financial, business or other information concerning Powergen or the Wider Powergen Group publicly disclosed or disclosed to E.ON by or on behalf of any member of the Wider Powergen Group prior to the date of this announcement was misleading, contained a misrepresentation of fact or omitted to state a fact necessary to make that information not misleading to an extent which, in any case, is material and adverse in the context of the Wider Powergen Group taken as a whole; or

    (B) that any member of the Wider Powergen Group is subject to any liability, contingent or otherwise, which is material in the context of the Wider
        Powergen Group taken as a whole.

16. E.ON not having discovered that:

    (A) that any past or present member of the Wider Powergen Group has not complied with any and/or all applicable legislation or regulation of any relevant jurisdiction in which it carries on business with regard to the disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance which would likely impair the environment or harm human health or animal health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place)
        any of which non-compliance, disposal, spillage, release, discharge, leak or emission would likely give rise to any liability (whether actual or contingent) on the part of any member of the Wider Powergen Group in each case to an extent which, in any case, is material and adverse in the context of the Wider Powergen Group taken as a whole;

    (B) that there is any material liability (actual or contingent) of any past or present member of the Wider Powergen Group which is material in the context of the Wider Powergen Group taken as a whole to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Powergen Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any relevant jurisdiction; or

    (C) that a person, persons or class or classes of person could reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the
        Wider Powergen Group which claim or claims would materially and adversely affect the Wider Powergen Group taken as a whole.

E.ON shall not invoke any of Conditions 12, 13, 14, 15 or 16 in relation to matters or circumstances which would otherwise give rise to a right to invoke any such Condition where the relevant matters or circumstances have, prior to the date of this announcement, been fairly and adequately disclosed in writing by or on behalf of the Powergen Group to E.ON or any of its representatives or disclosed in the Annual Report and Accounts of Powergen for the financial year ended 31st December, 2000, or otherwise publicly announced by Powergen in accordance with the Listing Rules of the UK Listing Authority or by LG&E in
accordance with the requirements of the SEC, in each case, prior to the date of this announcement.

E.ON reserves the right to waive, in whole or part, any of Conditions 2 to 16
(inclusive). E.ON reserves the right, subject to the consent of the Panel, to extend the time allowed under the City Code for satisfaction of Condition 1.

The Offer will lapse unless Conditions 2 to 16 are fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by E.ON in its reasonable opinion to be and remain satisfied, by no later than 21 days after the later of the first closing date of the Offer and the date on which the Offer becomes or is declared unconditional as to acceptances, or such later date as
E.ON and Powergen may, with the consent of the Panel, agree.

E.ON shall be under no obligation to waive, to determine to be or to treat as satisfied any of Conditions 2 to 16 (inclusive) by a date earlier that the latest date for the satisfaction thereof notwithstanding that the other
Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

If E.ON is required by the Panel to make an offer for any Powergen Shares
(including Powergen Shares represented by Powergen ADRs) under the provisions of
Rule 9 of the City Code, E.ON may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

If the Offer is extended into the United States, E.ON may amend the Conditions at the time the Offer Document is posted to the effect that Condition 1 may only be treated as satisfied at a time when all of the other Conditions have been either satisfied, fulfilled or, to the extent permitted, waived and make consequential amendments as may be required to reflect the same.

If the Offer is extended into the United States, the first closing date shall be the day following the 20th US business day from the date of posting the Offer
Document.

E.ON reserves the right to amend the Conditions at the time the Offer is made to delete references to the Pre-Conditions in Conditions 2 to 9.

E.ON reserves the right to substitute one of its wholly-owned subsidiaries for itself as the entity on whose behalf the Offer is made and to substitute any or all references to E.ON in any of the Conditions at the time the Offer is made with reference to such a wholly-owned subsidiary. In the event of such substitution, the obligations of the subsidiary will be guaranteed by E.ON.

E.ON reserves the right, with the consent of Powergen, to elect to implement the acquisition of the Powergen Securities by way of a Scheme of Arrangement under section 425 of the Companies Act. In such event, the Scheme of Arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer. In particular, Condition 1 will not apply and the Scheme of Arrangement will become effective and binding following:

(a)  approval at the Court Meeting by a majority in number, representing 75 per cent. or more in value present and voting, either in person or by proxy, of the holders of the Powergen Shares (or the relevant class or classes thereof);

(b)  the resolution(s) required to approve and implement the Scheme of
     Arrangement and to be set out in the notice of Extraordinary General
     Meeting of the holders of Powergen Shares being passed by the requisite majority at such Extraordinary General Meeting; and

(c)  sanction of the Scheme of Arrangement and confirmation of the reduction of capital involved therein by the Court (in both cases with or without modifications, on terms reasonably acceptable to E.ON) and an office copy of the order of the Court sanctioning the Scheme of Arrangement and confirming the cancellation of share capital which forms part of it being delivered for registration to the Registrar of Companies in England and
     Wales and being registered by him.

If Pre-Condition 1 to the Offer is waived, the Offer will lapse unless otherwise agreed with the Panel if the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or makes referral to a competent authority of the United Kingdom under Article 9(3) of the Merger Regulation and there is a subsequent reference to the Competition Commission, before in each case the later of the first closing date of the Offer and the time and date at which the Offer becomes or is declared unconditional as to acceptances. If the
Offer so lapses, the Offer will cease to be capable of further acceptance and accepting Powergen Shareholders and E.ON will cease to be bound by acceptances submitted before the time when the Offer lapses.

APPENDIX III

Further information about the Offer

Further terms and conditions of the Offer

Unless E.ON determines otherwise, the Offer will not be made, directly or indirectly, in or into, Australia, Japan or Canada and the Offer will not be capable of being accepted from within Australia, Japan or Canada. Accordingly copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933 (as amended) or under any of the relevant securities laws of Canada, Australia or Japan.

The Powergen Shares will be acquired by E.ON under the Offer, if made, fully paid or credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other rights of any nature and together with all rights now or hereafter attaching to them, including the right to receive in full all dividends and other distributions, if any, declared, made or paid after the date of this announcement save as set out in this announcement.

Offer Agreement

In connection with the Offer, E.ON and Powergen have entered into a letter
agreement dated 8th April, 2001 (the "Agreement").   Under the Agreement:-

(a)  Powergen has agreed that it will not, without the consent of E.ON, solicit or initiate discussions with third parties in relation to the acquisition of 10% of more of the share capital of Powergen. However, Powergen is permitted to implement a competing proposal which has not been initiated by
     Powergen if required by the fiduciary duties of the directors;

(b)  Powergen has undertaken not to take any action which it is aware would cause any of the Pre-conditions or Conditions not to be satisfied in a material respect in the period prior to the Offer becoming unconditional, without the consent of E.ON (such consent not to be unreasonably withheld or delayed);

(c)  Powergen has agreed to pay an inducement fee of(pound)50 million if (i) the
     Offer lapses or is withdrawn following a competing proposal that is recommended by the Powergen board, and such proposal is completed; (ii) the
     Offer lapses or is withdrawn following a withdrawal of the recommendation of the Offer by more than one member of the Powergen board; (iii) E.ON elects, with the consent of Powergen, to implement the acquisition by way of Scheme of Arrangement and the Scheme of Arrangement does not become effective as a result of the directors of Powergen failing to take the necessary agreed action; or (iv) the Offer lapses or is withdrawn following a material breach of the Agreement by Powergen or Powergen knowingly taking any action which prevents a Pre-condition or Condition from being satisfied in a material respect and intending to prevent it from being so satisfied.
     E.ON has agreed to pay to Powergen an inducement fee of at least(pound)50 million, depending on the circumstances, if it does not fulfil certain of its obligations under the Agreement or if certain other requirements relating to the Pre-conditions are not fulfilled; and

(d)  E.ON and Powergen have agreed to co-operate in respect of filings with regulatory authorities and E.ON has agreed that it will not refuse to accept regulatory requirements that both parties have been advised will be necessary. E.ON and Powergen have agreed that the Panel will determine issues as to materiality that arise in respect of the Pre-conditions.

The Agreement will terminate (and the obligations of the parties, including
E.ON's obligation to make the Offer, will lapse) if the Pre-conditions are not satisfied by 9th July, 2002.

APPENDIX IV

Loan Note Alternative

Provided that any necessary consent of the SEC is obtained for the purposes of
PUHCA, eligible accepting shareholders will be entitled to elect to receive Loan
Notes instead of some or all of the cash consideration which would otherwise by receivable under the Offer on the basis of (pound)1 nominal of Loan Notes for every (pound)1 of cash consideration under the Offer. The principal terms of the
Loan Notes will be as set out below.

Issuer:                            E.ON.

Form and Status:                   Registered form and issued in units
                                   of(pound)1 nominal value or multiples
                                   thereof. Unsecured and unsubordinated
                                   obligations.

Maturity Date:                     The first interest payment date falling on or
                                   after the fifth anniversary of the first
                                   issue of Loan Notes.

Interest Rate:                     6 month sterling LIBOR less one-half of one
                                   per cent. per annum.

Interest Payment Dates:            Interest payable in arrear on 30th June and
                                   31st December in each year except that the
                                   first Interest Payment Date will not fall
                                   less than three months after the date on
                                   which the Offer becomes or is declared
                                   unconditional in all respects.

Repayment and redemption:          Redeemable at par at the holder's option on
                                   each Interest Payment Date falling at least
                                   six months after the date of issue of the
                                   relevant Loan Notes. Any Loan Notes not
                                   previously redeemed will be repaid at par
                                   (together with accrued interest) on the
                                   Maturity Date.

                                   Redeemable by E.ON at par on any Interest
                                   Payment Date prior to the Maturity Date if
                                   the aggregate nominal amount of Loan Notes in
                                   issue is less than 20 per cent. of the Loan
                                   Notes originally issued by way of
                                   consideration for the Offer.

                                   Redeemable by E.ON at par on any Interest
                                   Payment Date if interest payable under the
                                   Loan Notes falls, or would upon enactment of
                                   a change in law that has been officially
                                   proposed fall, to be treated as a
                                   distribution or otherwise non-deductible for
                                   tax purposes, on any Interest Payment Date
                                   (or, if earlier, the date on which the tax
                                   treatment arises).

                                   On a redemption by E.ON on the Maturity Date,
                                   E.ON shall have the right to pay (subject to
                                   certain limitations) in lieu and in
                                   satisfaction of the sterling amount equal to
                                   the principal amount of the Loan Notes to be
                                   redeemed an amount of US dollars equal to the
                                   amount in US dollars that such sterling
                                   amount could have purchased on the date 28
                                   days before the Maturity Date, provided that
                                   such amount shall not be more or less than
                                   99.5% or 100.5% of the amount in US dollars
                                   that the sterling principal amounts of the
                                   Loan Notes to be redeemed could have
                                   purchased on the Maturity Date.

Events of Default:                 Noteholders shall be entitled to require
                                   redemption of Loan Notes on events of default
                                   relating to insolvency or non-payment of
                                   amounts in respect of the Loan Notes to be
                                   specified in the Offer Document.

Substitution or Exchange:          E.ON or its successors may substitute on one
                                   or more occasions, any subsidiary of E.ON
                                   and/or any member of the Wider E.ON Group as
                                   the principal debtor under the Loan Notes (or
                                   any part thereof) or to require such holders
                                   to exchange their Loan Notes (or any part
                                   thereof) for Loan Notes issued on the same
                                   terms by any subsidiary of E.ON and/or any
                                   member of the Wider E.ON Group, in each case
                                   with the consent of the holders of the Loan
                                   Notes at such time provided that such
                                   substitution or exchange shall not have a
                                   material adverse effect on the UK tax
                                   position of UK resident holders. The new
                                   obligations of any such substituted or new
                                   issuer will be guaranteed by E.ON.

Registration:                      The Loan Notes will be registered and
                                   transferable in minimum amounts
                                   of(pound)1,000 or the entire holding.

Listing:                           The Loan Notes will not be listed and no
                                   application will be made for the Loan Notes
                                   to be dealt in on any stock exchange.

Governing Law:                     English.

APPENDIX V

Sources and bases of information

Save as otherwise set out in this announcement, the following constitute the bases and sources of certain information and calculations referred to in this announcement:

Financial Information

(i)   Financial information in relation to E.ON has been extracted from its audited accounts for the years to which such information relates.

(ii)  Financial information in relation to Powergen has been extracted from the audited accounts of Powergen for the years to which such information relates.

Price of Powergen Shares and Market Capitalisation of Powergen

The price of Powergen Shares on any particular date is, unless otherwise stated, the middle market price on the London Stock Exchange at close of business on such date, derived from Datastream, and the market capitalisation of Powergen on any particular date is calculated on the basis of such price.

Value of the Offer

The value placed by the Offer on the whole of Powergen's share capital, assuming the exercise in full of all outstanding options under the Powergen Share Option
Schemes, has been calculated on the basis of 652,232,294 Powergen Shares in issue on 6th April, 2001 (as sourced from Powergen) and outstanding options in respect of 17,849,938 Powergen Shares under the Powergen Share Option Schemes as at 6th April, 2001 (as sourced from Powergen).

Market Capitalisation of E.ON

The market capitalisation of E.ON has been calculated after deducting from
E.ON's issued share capital shares repurchased by it, and using the closing quotation of E.ON's shares at close of business on 6th April, 2001 reported on the XETRA trading system.

Powergen Generation Capacity

The figure of 7,840 MW of core generation capacity of the Powergen Group is a pro forma figure taking into account the divestiture of Powergen's Cottam and
Rye House power stations. On 1st April, 2001, Powergen announced its intention to seek a purchaser for its Combined Heat and Power business, which represents approximately 600 MW of generation capacity. Powergen expects the sale process to be completed in 2001.

APPENDIX VI

Definitions

The following definitions apply throughout this document unless the context otherwise requires:

"Acceptance                             Form(s)" the Form of Acceptance and,
                                        with respect to the Powergen ADSs only,
                                        the Letter of Transmittal and the Notice
                                        of Guaranteed Delivery;

"Australia"                             the Commonwealth of Australia, its
                                        states, territories and possessions;

"Canada"                                Canada, its provinces and territories
                                        and all areas subject to its
                                        jurisdiction and any political
                                        sub-divisions thereof;

"City Code"                             The City Code on Takeovers and Mergers;

"Companies Act"                         the Companies Act 1985, as amended;

"Conditions"                            the conditions of the Offer set out in
                                        Appendix II and "Condition" means any
                                        one of them;

"Court"                                 the High Court of Justice in England and
                                        Wales;

"Court Meeting"                         the meeting or meetings of the holders
                                        of Powergen Shares (or different classes
                                        thereof) as may be convened pursuant to
                                        an order of the Court under section 425
                                        of the Companies Act for the purposes of
                                        considering and, if thought fit,
                                        approving a Scheme of Arrangement (with
                                        or without amendment) in the event the
                                        acquisition of Powergen Shares by E.ON
                                        is agreed to be implemented by a Scheme
                                        of Arrangement; "Dresdner Kleinwort
                                        Wasserstein" Kleinwort Benson Limited;

"E.ON"                                  E.ON AG and, in the event the Offer is
                                        made by a wholly-owned subsidiary of
                                        E.ON, E.ON and/or such subsidiary, as
                                        appropriate in the context;

"E.ON Group"                            E.ON and its subsidiaries and subsidiary
                                        undertakings and, where the context
                                        permits, each of them;

"Exchange Act"                          the United States Securities Exchange
                                        Act of 1934, as amended;

"Federal Power Act"                     the United States Federal Power Act;

"Form of Acceptance"                    the form of acceptance relating to the
                                        Offer which will accompany the Offer
                                        Document and "Forms of Acceptance" shall
                                        be construed accordingly; "Japan" Japan,
                                        its cities, prefectures, territories and
                                        possessions;

"Letter of Transmittal"                 the letter of transmittal relating to
                                        the Offer for use by holders of Powergen
                                        ADSs;

"LG&E"                                  LG&E Energy Corp.;

"LG&E Preferred Shares"                 (i) 860,287 outstanding 5% Cumulative
                                        Preferred Stock ($25 par value); 250,000
                                        outstanding $5.875 Cumulative Preferred
                                        Stock (without par value); and 500,000
                                        outstanding Auction Rate, Series A
                                        Preferred Stock (without par value)
                                        issued by Louisville Gas and Electric
                                        Company; and

                                        (ii) 200,000 outstanding 4.75% Preferred
                                        Stock ($100 stated value (without par
                                        value)); and 200,000 outstanding 6.53%
                                        Preferred Stock ($100 stated value
                                        (without par value)) issued by Kentucky
                                        Utilities Company;

"Loan Note Alternative"                 the right of eligible holders of
                                        Powergen Shares who validly accept the
                                        Offer to elect to receive Loan Notes
                                        instead of all or part of the cash, to
                                        which they would otherwise have been
                                        entitled under the Offer;

"Loan Notes"                            the unsecured loan notes to be issued by
                                        E.ON pursuant to the Loan Note
                                        Alternative, having rights and being
                                        subject to the restrictions summarised
                                        in Appendix IV;

"London Stock Exchange"                 London Stock Exchange plc;

"Notice of Guaranteed Delivery"         the notice of guaranteed delivery
                                        relating to the Offer for use by holders
                                        of Powergen ADSs;

"Offer"                                 the recommended offer to be made by
                                        Goldman Sachs International on behalf of
                                        E.ON, once the Pre-Conditions have been
                                        satisfied or waived, to acquire the
                                        Powergen Shares, including as
                                        appropriate the offer to holders of
                                        Powergen ADSs in respect of the Powergen
                                        Shares underlying such ADSs on the terms
                                        and conditions set out in this
                                        announcement and to be set out in the
                                        Offer Document including, where the
                                        context requires, any subsequent
                                        revision, variation, extension or
                                        renewal of such Offer;

"Offer Document"                        the document to be dispatched on behalf
                                        of E.ON to holders of Powergen Shares
                                        and Powergen ADSs (other than to certain
                                        overseas shareholders) and, subject as
                                        described in this document, Powergen
                                        ADSs, once the Pre-Conditions have been
                                        satisfied or waived, containing and
                                        setting out the full terms and
                                        conditions of the Offer;

"Panel"                                 The Panel on Takeovers and Mergers;

"Powergen"                              Powergen plc;

"Powergen ADSs"                         American Depositary Shares of Powergen,
                                        each representing four Powergen Shares;

"Powergen Group"                        Powergen and its subsidiary undertakings
                                        and, where the context permits, each of
                                        them;

"Powergen Securities"                   Powergen Shares and Powergen ADSs;

"Powergen Share Option Schemes"         all executive and employee-wide share
                                        option incentive schemes established by
                                        Powergen under which any employee and/or
                                        director has unexercised options or
                                        other rights in respect of Powergen
                                        Shares;

"Powergen Shares"                       the existing issued or unconditionally
                                        allotted or issued and fully paid
                                        ordinary shares of 50 pence each in the
                                        capital of Powergen and any further
                                        shares which are unconditionally
                                        allotted or issued prior to the date on
                                        which the Offer closes (or such earlier
                                        date as E.ON may decide, not being
                                        earlier, unless the Panel so permits,
                                        than the date on which the Offer becomes
                                        or is declared unconditional as to
                                        acceptances or, if later the first
                                        closing date of the Offer, as E.ON may
                                        decide);

"Pre-Conditions"                        the pre-conditions to the posting of the
                                        Offer Document and related Forms of
                                        Acceptance set out in Appendix I and
                                        "Pre-Condition" means any one of them;

"PUHCA"                                 the United States Public Utility Holding
                                        Company Act of 1935, as amended;

"Scheme of Arrangement"                 the acquisition of Powergen Securities
                                        by E.ON by way of a scheme of
                                        arrangement under section 425 of the
                                        Companies Act in accordance with this
                                        announcement;

"SEC"                                   the US Securities and Exchange
                                        Commission;

"subsidiary", "subsidiary undertaking", shall be construed in accordance with
"associated undertaking"                the Companies Act (but for this purpose
and "undertaking"                       ignoring paragraph 20(1)(b) of Schedule
                                        4A of the Companies Act);

"UK Listing Authority"                  the Financial Services Authority in its
                                        capacity as the authority responsible
                                        for the Official Listing of securities
                                        under Part IV of the Financial Services
                                        Act 1986;

"UK" or "United Kingdom"                the United Kingdom of Great Britain and
                                        Northern Ireland;

"US"                                    or "United States" the United States of
                                        America, its territories and
                                        possessions, and States of the United
                                        States of America and the District of
                                        Columbia and all other areas subject to
                                        the jurisdiction of the United States;

"Wider E.ON Group"                      E.ON and any of its subsidiaries or
                                        subsidiary undertakings or associated
                                        undertakings and any other body
                                        corporate, partnership, joint venture or
                                        person in which E.ON and such
                                        undertakings (aggregating their
                                        interests) have an interest of 20 per
                                        cent. or more of the voting or equity
                                        capital or the equivalent and any
                                        "affiliated companies" within the
                                        meaning of section 15 of the German
                                        Stock Corporation Act; and

"Wider Powergen Group"                  Powergen and any of its subsidiaries or
                                        subsidiary undertakings or associated
                                        undertakings and any other body
                                        corporate, partnership, joint venture or
                                        person in which Powergen and such
                                        undertakings (aggregating their
                                        interests) have an interest of 20 per
                                        cent. or more of the voting or equity
                                        capital or the equivalent.

                                                                             (3)

E.ON Logo

                                                                      April 2001

Background briefing note

Overview

E.ON is Germany's third-largest industrial group, employing more than 180,000 people. It has a market capitalisation of approximately 36.6 billion Euros (as of 6th April 2001).

Based in Dusseldorf, E.ON's business is focused on utilities (electricity, gas and water), particularly energy utilities. It is a leader in German electricity generation and distribution with a strong portfolio of international energy assets covering substantial areas of Europe. In addition E.ON operates in a series of activities including specialty chemicals, real estate, telecommunications and other industrial activities.

The company was created through the merger of Veba AG and Viag AG in June 2000, which was then Germany's largest ever merger. At the time, E.ON's stated
strategy was to grow internationally, based on a focus on energy and chemicals.
Since announcing the merger, E.ON has generated proceeds of roughly 21 billion
Euros from disposals.

E.ON has further focused its growth strategy to concentrate on developing its core utilities businesses globally.

In its core utility business, E.ON currently has operations in Germany in electricity, gas and water:

o   In electricity, it holds a number of majority and minority stakes in electricity distributors

o   In gas, it has a leading position with approximately 30% of the market being served by E.ON or an E.ON affiliate

o   In water, it also has a leading position through its 81% stake in
    Gelsenwasser, Germany's largest private water utility

Internationally, E.ON has a strong European position in electricity, with a presence in practically all major European markets except the UK, France and
Spain. Following the acquisition of EZH in the Netherlands, E.ON's intention to acquire a controlling majority in its Swedish subsidiary, Sydkraft, represents the second significant acquisition of a majority stake outside Germany.

Following the acquisition of Powergen, E.ON's reliance on the German energy market will drop substantially, with the proportion of its revenues derived from physical electricity sales falling from 75% to 56%.

Strategy

E.ON's strategy is to become a leading pure play utilities company with high consumer brand recognition in all its major markets. It aims to achieve this by building on its expertise in all its sectors and markets, both through organic growth as well as through acquisition.

Acquiring Powergen is in line with this strategy as it:

o   Creates the world's second largest electricity and gas utility

o   Provides E.ON with a leading position in the UK, the third largest European electricity market

o   Represents an important platform in the US utilities market

o   Reduces E.ON's reliance on the German market

E.ON Energy

Through its wholly-owned subsidiary, E.ON Energie, E.ON supplies Germany and many other European countries with electricity, district heating, natural gas and water.

E.ON Energie supplies roughly one third of Germany's electricity consumption.
The E.ON group also supplies more than 30% of gas consumption. It has stakes in energy utilities in Sweden, Switzerland, the Netherlands, Italy, Poland, Russia,
Latvia, Hungary, Austria and the Czech Republic. E.ON's generation assets are favourably located and have a balanced primary energy mix that includes hard coal, nuclear energy, lignite, gas and renewables. Its high-voltage grid stretches from Scandinavia to the Alps.

In addition to the electricity business, E.ON Energie is also expanding its gas and water activities. The company already has a solid position in gas distribution. E.ON Energie's water business is centred around its majority stake in Gelsenwasser AG.

Following its acquisition of Powergen, E.ON intends to divest its non-utility businesses within three to five years, which include amongst others:

Specialty Chemicals

E.ON's two chemicals subsidiaries, Degussa-Huls AG and SKW Trostberg AG merged in February 2001, creating Degussa - the world's largest specialty chemicals group. Following this transaction E.ON owns 64% of Degussa. Degussa expects to achieve merger-related synergy effects totalling approximately 50 million Euros annually from 2003 onwards. Degussa's takeover of Laporte, the UK-based fine chemicals company, is expected to complete shortly.

Real Estate

With approximately 125,000 housing units, E.ON's Viterra subsidiary is one of
Germany's leading real-estate companies and contributes sustained earnings growth to the E.ON Group. In addition, Viterra's energy-related services complement the service activities of E.ON's Energy Division.

Oil

VEBA Oel's operations encompass global petroleum exploration and production, petroleum refining and petrochemicals, and petroleum product retailing. Via its
Aral subsidiary, VEBA Oel is Germany's premier service station operator. VEBA
Oel also operates Germany's largest refinery system.

Telecommunications

E.ON divested a number of its stakes in telecoms companies in 2000 and early
2001.

E.ON's telecommunications activities today are managed by two wholly-owned subsidiaries: VIAG Telecom and E.ON Telecom. VIAG Telecom has a majority stake
(50.1%) in ONE, which has 20% of Austria's cellular phone market. E.ON Telecom holds a 17.5% stake in French mobile communications operator Bouygues Telecom with over 5.2 million customers in the growing French mobile market.

E.ON disposals

E.ON has realised substantial value via the disposals of E-Plus, Cablecom,
Switzerland's Orange Communications and VIAG Interkom, prior to the re-rating of telecoms stocks. Last year, E.ON also disposed of VEBA Electronics, Gerresheimer
Glas and Schmalbach-Lubeca. All in all, the divestitures generated proceeds in total of roughly 21 billion Euros since the announcement of the VEBA/VIAG merger.

E.ON's shares

E.ON's shares trade on all German stock exchanges, the Swiss Stock Exchange and as ADRs on the New York Stock Exchange.

Institutional and retail investors in Germany hold around 58% of E.ON's shares.
Shareholders in the rest of Europe hold 30% and those in the US approximately
11% of the company's equity.

The following shareholders own more than 5% of E.ON's stock:

o  Allianz Aktiengesellschaft

o  Free State of Bavaria

Recent financial results

E.ON announced its year-end financial results (for the full year ended 31
December 2000) on Tuesday 27 March 2001.

Commenting on the results, Ulrich Hartmann, Chairman of the Board of Management
and CEO, said, "The Group got off to a great start in its first full financial year. We will carry this momentum into the current year".

                                E.ON key figures

      -----------------------------------------------------------------------
      Euro millions (pro-forma)                2000        1999     % change

      -----------------------------------------------------------------------
      Sales                                   93,240      69,745       +34

      Internal operating profit                2,762       2,748        +1

      Pre-tax profit                           6,802       5,048       +35

      Earnings per share                        5.07        3.90       +30

      Cash dividend                             1.35        1.25        +8

      -----------------------------------------------------------------------

Management Board

Ulrich Hartmann (Chairman & CEO)
Member of the board since 1989. Born 1938.

Prof. Dr. Wilhelm Simson (Chairman and CEO)
Member of the board since 2000. Born 1938.

Dr. Hans Michael Gaul
Member of the board since 1990. Born 1942

Dr. Manfred Kruper
Member of the board since 1996. Born 1941.

Dr. Erhard Schipporeit
Member of the board since 2000.  Born 1949

Media enquiries:

For further information on E.ON AG please contact:

Dr Peter Blau, Josef Nelles
E.ON AG
Tel: +49 211 4579 627/544

Andy Cornelius, Duncan Murray, Oskar Yasar
Citigate Dewe Rogerson
Tel: +44 (0)20 7638 9571

E.ON's English web site can be accessed at www.eon.com

The members of the Management Board of E.ON AG accept responsibility for the information contained in this document, except for the information relating to
Powergen plc and its subsidiary undertakings and associated undertakings (the
"Powergen Group"). To the best of the knowledge and belief of the members of the
Management Board of E.ON AG (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors of Powergen plc accept responsibility for the information relating to the Powergen Group contained in this document. To the best of the knowledge and belief of the Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

This document is a summary only and should be read in conjunction with the press announcement dated 9 April 2001.

This document has been issued by E.ON AG and has been approved by Goldman Sachs
International solely for the purposes of Section 57 of the Financial Services
Act 1986. Goldman Sachs International, which is regulated in the UK by The
Securities and Futures Authority Limited, is acting for E.ON AG and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than E.ON AG and its subsidiaries for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer, whether or not made, or the contents of this document. Goldman Sachs International will be acting as corporate broker to E.ON AG in relation to the Offer.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                             (4)

POWERGEN Logo

                                                                      April 2001

Background briefing note

Overview

Powergen is an Anglo-American energy company, with total assets of over
(pound)10 billion and total revenues of over (pound)5 billion.

The company is already a leading force in the UK energy industry, having responded to increasing competition in the marketplace by building a vertically-integrated business. It has:

o   a competitive position in retail, selling energy and other essential services to business and residential customers, supported by one of the strongest national brand names

o   expertise in energy trading

o   a world class electricity generating business and an electricity distribution business focused on attaining world's best practice. Powergen also owns a market leading combined heat and power business

For its long-term international growth, Powergen has entered the US - the world's largest energy market - through the acquisition of LG&E Energy, a vertically-integrated energy group based in Louisville, Kentucky (see separate briefing note).

As a low cost and environmentally-responsible operator, Powergen delivers value and quality to customers, shareholders, employees, partners and the communities in which it operates throughout the world.

UK Operations

Retail - Powergen sells electricity, gas and other essential services to residential, business and industrial customers. The company currently supplies over three million customer accounts, with a target of five million by the end of 2002. It is a leading supplier of electricity to industry and commerce and a leading gas supplier in that market.

Trading - The company is a leader in energy trading, using it to maximise the profitability of its generation assets and retail activities. As well as electricity and gas, it also trades coal and oil.

Electricity production - Powergen owns and operates 7,836 MW of power plants in
England and Wales, which accounts for around 10 per cent of the country's electricity needs. The company is a leader in asset management, and operates these plants to standards consistent with world's best practice. To capitalise on these skills, it is developing a comprehensive asset management service for generation plant owners in the UK and elsewhere in Europe.

Distribution - Through East Midlands Electricity, Powergen delivers a secure and reliable supply of electricity to 2.4 million homes and businesses over 67,000 km (41,600 miles) of overhead lines and underground cables.

Combined heat and power (CHP) - Powergen is a market leader in the provision of highly efficient CHP plants to energy-intensive customers. In April 2001, it announced that it is seeking a buyer for this business following a strategic review which identified that this activity is not part of its integrated business strategy.

Renewable energy - Through a joint venture with the Abbot Group plc, Powergen has one of the largest renewable energy businesses in England and Wales, with a portfolio of almost 80MW of operational wind farms, on and offshore.

Powergen International

Outside the UK, Powergen has built an international power generation business on the basis of its project development, project management and power station operation skills. In 2000, it had interests in 5,835 MW of plants in operation or under construction/development in Europe, India and Asia Pacific. These interests were offered for sale in the light of the company's decision to refocus its activity on the UK and US markets. The company will retain a 20 per cent stake in the joint venture companies which are acquiring its Australian,
Indian and other Asian interests.

Community programme

Powergen's programme of community involvement is focused on areas relevant to its business and where it can add most value, namely:

o   support for education, with particular emphasis on encouraging interest in science, technology and engineering

o   environmental action projects in partnership with voluntary and community groups to contribute to global sustainability goals and energy efficiency

o   projects to meet the needs of local communities, ranging from social and economic regeneration, to initiatives that improve the local environment and tackle fuel poverty.

Environmental performance

Powergen is committed to continually improving its environmental record, minimising environmental risks and preventing pollution, and to exceeding, where possible, minimum legal requirements for environmental protection.

Since 1990, Powergen has made major improvements to the environmental performance of its UK power plant portfolio, investing (pound)1.3 billion in more efficient generation techniques and pollution control equipment. It is committed to promoting the efficient use of transport. It is also working with customers and local communities to reduce their energy use. It achieved corporate certification to the international environmental management standard,
ISO 14001, in January 1999.

Key figures

----------------------------------------------------------------------------------------
Financial performance                        12 months to       12 months to    % change
                                               Dec 2000           Dec 1999
----------------------------------------------------------------------------------------

Turnover                                     (pound)4,191m     (pound)3,746m      +11.9
----------------------------------------------------------------------------------------
Profit before tax, exceptional items and      (pound)517m       (pound)580m       -10.9
goodwill amortisation
----------------------------------------------------------------------------------------
Earnings per share, before exceptional             66.7 p             73.4p        -9.1
items and goodwill amortisation
----------------------------------------------------------------------------------------
Dividend per share                                 36.2 p             34.8p        +4.0
----------------------------------------------------------------------------------------

Management
Ed Wallis, Chairman
Nick Baldwin, Chief Executive
Peter Hickson, Group Finance Director
Vic Staffieri, CEO, LG&E Energy (from 30 April 2001)

The Directors of Powergen plc accept responsibility for the information contained in this document. To the best of the knowledge and belief of the
Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

This document has been issued by Powergen plc and has been approved by Dresdner
Kleinwort Wasserstein solely for the purposes of Section 57 of the Financial
Services Act 1986. Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Powergen plc and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than Powergen plc and its subsidiaries for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer, whether or not made, or the contents of this document.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                             (5)

LGE ENERGY Logo

                                                                      April 2001

Background briefing note

Overview

LG&E Energy Corp., an indirect subsidiary of Powergen plc, is a diversified energy services company with businesses in power generation and project development; retail gas and electric utility services; and asset-based energy marketing.

One of the lowest-cost energy providers in the U.S., LG&E Energy operates in domestic and international markets from Powergen's North American headquarters in Louisville, Kentucky. LG&E Energy serves more than one million customers and owns more than 9,000 MW of generation.

The company's mission is to provide exceptional value to its customers and shareholders as LG&E Energy moves toward the era of competition in the energy industry. The company has twice been ranked by J. D. Power and Associates as highest in customer satisfaction with residential electric service in the
Midwest. In 1999, LG&E Energy ranked highest among all electricity service companies in the U.S.

Regulated businesses

LG&E Energy operates two utility subsidiaries. They are Louisville Gas and
Electric Company, an electricity and natural gas utility based in Louisville,
Ky., serving customers in Louisville and 16 surrounding counties, and Kentucky
Utilities Company, an electricity utility, based in Lexington, Ky., serving 77
Kentucky counties and five counties in Virginia.

The utilities have a joint generation capacity of 6,500 MW and serve 857,000 electricity customers and 300,000 natural gas customers over a transmission and distribution network covering some 27,000 square miles (70,000 square km). They provide some of the lowest-cost energy in the U.S. to industrial, commercial and residential customers and are being brought together through its `One Utility'
initiative.

Unregulated businesses

LG&E Energy owns a 50 percent stake in an operational plant in Gregory, Texas, and is developing a plant in Monroe, Georgia, that is expected to be operational this summer. Together, these plants will provide about 1,000 MW.

The company also owns stakes in three Argentine gas distribution companies. The company owns a controlling interest in Distribuidora de Gas del Centro (Centro)
and minority interests in Distribuidora de Gas del Cuyana (Cuyana) and Gas
Natural BAN, S.A.

Western Kentucky Energy, an LG&E Energy subsidiary, operates four coal-fired plants in Western Kentucky through a 25-year lease agreement with Big Rivers
Electric Corporation. These plants generate a combined total of over 1,700 MW of electricity.

Company profile

LG&E Energy's retail businesses include LG&E Enertech, which provides energy efficient building services, and LG&E Home Services, which offers products and services for residential customers. LG&E Energy also owns CRC-Evans, the world's leading provider of specialized equipment and services used in the construction and rehabilitation of gas and oil transmission.

Energy marketing

Since July 1998, LG&E Energy has pursued a strategy of asset-based energy marketing through LG&E Energy Marketing (LEM). LEM has both regulated and non-regulated units that market power.

Community giving

Established in 1994, the LG&E Energy Foundation maintains an active role in supporting charitable initiatives, educational projects, and community-based organizations. The LG&E Energy Foundation has distributed more than $9 million since its inception in 1994. LG&E Energy Foundation Inc.'s commitment to the community focuses on four areas: education, civic, health and human services, and the arts. Education being the primary focus, the LG&E Energy Foundation works to provide funding for programmes which directly impact people in communities where it does business.

Environmental

LG&E Energy is committed to protecting and improving the environment for today and for the future. In recent years, the company has consistently reduced its emissions while increasing its coal burn.

Committed to conducting business in a manner that protects public health and minimizes adverse impacts on the environment, LG&E Energy complies with the letter and intent of applicable environmental laws and regulations.

The company fosters an open and constructive relationship with regulatory agencies, environmental groups, employees, and citizens with respect to environmental issues.

To protect air and water and to ensure proper disposal of waste, LG&E Energy has invested more than $620 million in pollution controls for its facilities.
Additionally, the company promotes energy conservation, encourages efficient use of its products, and works to use energy wisely in its operations.

The Directors of Powergen plc accept responsibility for the information contained in this document. To the best of the knowledge and belief of the
Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

This document has been issued by Powergen plc and has been approved by Dresdner
Kleinwort Wasserstein solely for the purposes of Section 57 of the Financial
Services Act 1986. Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Powergen plc and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than Powergen plc and its subsidiaries for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer, whether or not made, or the contents of this document.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                             (6)

Press Release                                                      April 9, 2001

Biggest acquisition in the Group's history:

E.ON announces offer for Powergen

Fully Focused on the Energy Business

E.ON AG, Dusseldorf, has made a pre-conditional offer of 765 pence (Euro 12.19)
per share to the shareholders of the British utility Powergen plc, London. With this acquisition, E.ON will be achieving a strategic "double hit": the company will become the first truly pan-European energy service provider, and it will gain access to new growth opportunities in the world's biggest energy market:
the United States.

Fair offer price - immediate improvement of earnings

"The price of 765 pence per share which we have offered to Powergen's shareholders is a fair price", emphasized Ulrich Hartmann, the CEO of E.ON AG.
The price, which was fixed in agreement with Powergen's management, includes a premium of 8.4 percent relative to the closing price of last Friday, 25.8 percent relative to the share price on January 16 (the last day of trading before the talks with Powergen were confirmed), and 35.2 percent relative to the average price of the last 6 months preceding January 16.

The purchase price for 100 percent of the equity capital amounts to a total of
Euro 8.2 billion ((pound) 5.1 billion); the enterprise value amounts to Euro
15.3 billion ((pound) 9.6 billion) including debt. "This valuation is more or less in line with current trading multiples of British and European utilities, but below the multiples of recent utility transactions in the UK and Spain", emphasized Mr. Hartmann. As early as in the year of the takeover, the acquisition of Powergen will lead to a significant improvement of E.ON's earnings (before goodwill amortization).1

Powergen's Board welcomes takeover bid

Powergen's Board has welcomed the announced takeover and intends to recommend to
Powergen's shareholders that they should accept the offer. Powergen's Chairman,
Ed Wallis, pointed out: "I am convinced that this is an excellent deal for our shareholders, employees and customers, as well as for E.ON. For this reason, the
Board is unanimously recommending it."

Top global position in the energy business

With the acquisition of Powergen, E.ON will become the world's second largest energy service provider, with electricity sales of 323 billion kilowatt-hours and 30 million electricity and gas customers. The Group will have excellent positions in Germany, the UK, Scandinavia and Eastern Europe, as well as an excellent growth platform in the United States. The Kentucky-based Powergen subsidiary, LG&E, is only the first step for E.ON in the US market; other steps will follow. "Our goal is to achieve a leading position in the United States", explained Mr. Hartmann.

Extensive divestment programme also includes Degussa and Viterra

Powergen is the biggest acquisition in the E.ON Group's history. "This major growth step marks the beginning of a new phase of our consistent policy of focusing on our core business areas: in the medium term, E.ON will divest all activities that are outside the energy service business", explained Mr.
Hartmann.

As part of its policy of fully focusing on the energy business, E.ON will sell
VAW aluminium, Klockner & Co, Stinnes, MEMC and Veba Oel as planned. Viterra and
- after the completion of its extensive restructuring programme - Degussa will also be fully divested in the medium term. In all these divestments, E.ON will only implement solutions that will safeguard the high values of these activities and at the same time provide good future prospects for the companies and their employees. The proceeds from these divestments will be used for the continuing expansion of the energy business.

Financial scope for further expansion steps in the energy sector

E.ON will easily be able to finance the acquisition of Powergen from its liquid funds and credit lines. And even after the acquisition of Powergen, the company will continue to have the financial scope needed for further expansion steps in the energy sector in order to consolidate and expand its international platform.
Ed Wallis explained: "In both our UK and US businesses, our future strategy is based on achieving further growth. We want to be part of a group whose management shares our vision and strategy for the future. Together with E.ON, we believe, we are best positioned for our next big moves. This is why this proposed deal has the strong backing of our management team."

Transaction will probably be completed by spring 2002

Before E.ON can make the offer, the company will have to obtain the approval of a number of authorities in the United States and the UK as well as of the EU
Commission. E.ON hopes to be able to make the offer after fulfilling all the conditions. The transaction could then probably be completed by spring 2002.

1 This statement should not be interpreted to mean that earnings per share of
  E.ON in its current or any future financial year will necessarily be greater that those in year ended 31st December, 2000.

This is a summary only and should be read in conjunction with the full press announcement.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

The members of the Management Board of E.ON AG accept responsibility for the information contained in this document. To the best of the knowledge and belief of the members of the Management Board of E.ON AG (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                             (7)

Press Conference

Dusseldorf, April 09, 2001

Statement

Ulrich Hartmann

Chairman of the Board of Management and CEO

E.ON AG

Please check against delivery

The members of the Management Board of E.ON AG accept responsibility for the information contained in this document. To the best of the knowledge and belief of the members of the Management Board of E.ON AG (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

Good morning, ladies and gentlemen,

Two weeks ago, we presented E.ON to you in top shape, and we explained the expansion strategy that we are pursuing in the energy sector. Today, we are presenting Powergen as an acquisition project that is exactly in line with this strategy and that will lead E.ON to a new dimension internationally.

We are very pleased to welcome Mr Ed Wallis, the Chairman of Powergen, and Mr
Nick Baldwin, the CEO of the company, on this occasion here in Dusseldorf.

As you know, our growth strategy is clearly focused on the UK and the United
States.

With the acquisition of Powergen, we will be achieving a strategic "double hit":

o    E.ON will be the first truly pan-European energy service provider.

o    And we will have access to new growth opportunities in the world's biggest energy market: the United States.

The acquisition of Powergen will move E.ON to a top global position as an integrated energy service provider: With total electricity sales of 323 billion kilowatt-hours and about 30 million electricity and gas customers, we will be the world's second largest energy service provider. At the same time, E.ON will be one of the most international utilities - with excellent positions in
Germany, the UK, Scandinavia and Eastern Europe, and with an excellent growth platform in the United States. The new E.ON Group will generate nearly half of its electricity sales outside the German home market.

Powergen is the biggest acquisition in our Group's history. This major growth step marks the beginning of a new phase of our consistent policy of focusing on our core business areas: in the medium term, E.ON will divest all activities that are outside the energy service business. We will use the substantial proceeds from these divestments for the continuing expansion of our energy business. With our presence in the UK and the United States, we are acquiring additional platforms for future expansion steps.

With an annual volume of roughly 300 billion kilowatt-hours of electricity, the
UK is one of Europe's biggest and most important energy markets - a market that provides interesting growth opportunities, especially because the industry's consolidation - which began after the early liberalisation - is far from being completed. The full deregulation of generation and distribution as well as the accelerated convergence of electricity and gas will give this market additional momentum.

Powergen is very well positioned in this environment. The company holds significant market shares across the entire value chain, from generation to distribution, and is in our view the best fully integrated energy service provider in England.

Let me now say something about the United States: the market volume and the market growth are much greater there than in Europe. With 4,000 billion kilowatt-hours, the US market is eight times larger than the German market. In addition, the potential returns and growth rates are much higher than in Europe.
However, the United States lags far behind Europe in terms of market liberalisation. The majority of the US utilities are fully integrated companies that are still subject to regulation. The highly fragmented US market is therefore only at the very beginning of a consolidation process.

Powergen's Kentucky-based subsidiary LG&E is an ideal entry point to this interesting market.

In a moment, Mr Baldwin will present Powergen and LG&E in greater detail. Before he does, I would like to address only a few key points that illustrate the particular strategic appeal of this combination:

o    Like E.ON, Powergen is a fully integrated company with activities ranging from generation to retailing.

o    E.ON and Powergen are leading brands in their home markets, and both have extensive experience in coping with intense competition.

o    While wholesale electricity prices have also come under some pressure in the UK, the margins are not declining as rapidly as in Germany. For this reason, we expect Powergen to maintain an attractive level of profitability.

o    Powergen is one of the leading utilities in the UK. Due to its successful distribution operations and high awareness of its brand, Powergen won roughly one million new customers last year and has a particularly strong position in the highly profitable segment of small and medium-sized enterprises.

o    It is not least this rapid growth which demonstrates that Powergen has excellent know-how in a liberalised market. Of course, E.ON expects to benefit from this know-how in its activities in other markets, whether in
     Germany, in other European countries or overseas.

o    In the United States, the acquisition of LG&E will give us the "pole position" for further expansion steps in the particularly attractive
     Midwest. Electricity consumption in this region is about as high as that of
     Germany and France taken together. This highly industrialised region accounts for about 30 percent of the total electricity consumption in the
     United States.

o    LG&E is the utility with lowest cost and highest customer satisfaction in the Midwest.

LG&E is clearly only the first step in the US market for us; other steps will follow. Our goal is to achieve a leading position in the United States. In the highly fragmented US market, we will seek further attractive acquisitions to move into the top group of US utilities. We have the necessary financial strength to achieve this. Together with Powergen, we have the operative experience and the know-how from operating in liberalised markets to seize opportunities in the US market.

We will also make sure that there will be an intensive exchange of know-how when it comes to the appointment of the board members of Powergen and our German energy subsidiary, E.ON Energie, next year. Our intention is that I will assume the position of Chairman of the Powergen Board. Furthermore, we will propose Ed
Wallis to be appointed as my deputy in this body and also as a member of the
Supervisory Board of E.ON Energie. We will also propose that Nick Baldwin as CEO of Powergen be appointed as a member of the Board of Management of E.ON Energie.
In return, we will propose that my colleague Hans Michael Gaul and Hans-Dieter
Harig, the CEO of E.ON Energie, as well as an additional senior executive of
E.ON Energie, should join the Powergen Board as non-executive directors.

There is still some work to be done, before we can complete the Powergen acquisition. Certain conditions will have to be fulfilled before we make the offer.

One of the major conditions to be fulfilled is the registration of E.ON AG with the US Securities and Exchange Commission under the "Public Utilities Holding
Company Act", or PUHCA for short. This Act of 1935 is based on the assumption that the purchaser of a regulated US utility will concentrate on the utility business. This is fully in line with our strategy:

As planned, we will sell VAW aluminium, Klockner & Co, Stinnes, MEMC and VEBA
Oel swiftly, but without haste.

Viterra and Degussa will also be fully divested in the medium term. It will still take some time before Viterra is ready to move towards independence. And after the completion of its extensive restructuring programme, Degussa will also have all it takes to continue to develop successfully, and to do so independently of E.ON.

In all these divestments, we will - as always - only implement solutions that will safeguard the high values of these activities and at the same time provide good future prospects for the companies and their employees.

Before we make the offer, we will have to obtain the approval of a number of authorities in the United States, the UK and the EU. We hope that we will be able to obtain the approvals by the end of this year and to close the transaction by spring next year.

The price of 765 Pence (12.19 Euros) per share which we have offered to
Powergen's shareholders is a fair price. This price, which was fixed in agreement with Powergen's management, includes a premium of:

-    8.4 percent relative to the closing price of last Friday

-    25.8 percent relative to the share price of 608 pence (9.69 Euros) on 16
     January, i.e. the last day of trading before we had to confirm our talks with Powergen, and

-    35.2 percent relative to the average price of 566 pence (9.02 Euros) per
     Powergen share in the last 6 months preceding 16 January 2001.

This premium is in line with market practice and it can also be justified against the background of the excellent growth opportunities that the transaction provides for E.ON and the high quality of the acquired business.

Based on the agreed takeover price, the purchase price for 100 percent of the equity capital amounts to a total of 8.2 billion Euro (5.1 billion pounds).
Including the debt of 7.1 billion Euro (4.5 billion pounds), the enterprise value amounts to a total of 15.3 billion Euro (9.6 billion pounds).

This valuation is more or less in line with current trading multiples of British and European utilities, but below the multiples of recent utility transactions in the UK and Spain.

The purchase price is also justified by the impact that this acquisition will have on E.ON's earnings:

As early as in the year of the takeover, E.ON's earnings before goodwill amortisation will increase significantly.1

We will easily be able to finance the acquisition of Powergen from our liquid funds and credit lines. We will continue to have the financial scope needed for further expansion steps in the energy sector, even after the acquisition of
Powergen.

In a nutshell: The acquisition of Powergen will substantially strengthen E.ON, both strategically and economically.

Now I would like to hand over to Ed Wallis, who will comment on this transaction from the perspective of Powergen. Subsequently, Nick Baldwin will briefly present the company.

[Statements by Wallis/Baldwin]

Ladies and gentlemen,

The acquisition of Powergen is one major step - but certainly not the last one -
in the growth strategy that we are pursuing in the energy sector, our core business area. Our successful strategy of "focus and growth" is now entering a new phase in which we will fully concentrate on the energy service business, which we intend to steer to a new growth dimension.

As you can see, we have used the short three-year period since liberalisation to pursue a resolute growth policy. With our E.ON merger, we have positioned ourselves as one of the top players in Europe. And we are now getting ready for a "double jump" across the Channel and from there on across the Atlantic Ocean.
We will continue to pursue our expansion course as systematically and as persistently as we have in the past. Step by step, we will continue to consolidate and expand our international platform.

As you can see, E.ON is well on its way with Powergen to becoming the world's leading and most profitable utility company.

(1)  This statement should not be interpreted to mean that earnings per share of
     E.ON in its current or any future financial year will necessarily be greater that those in year ended 31st December, 2000.

This document has been issued by E.ON AG and has been approved by Goldman Sachs
International solely for the purposes of Section 57 of the Financial Services
Act 1986. Goldman Sachs International, which is regulated in the UK by The
Securities and Futures Authority Limited, is acting for E.ON AG and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than E.ON AG and its subsidiaries for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer, whether or not made, or the contents of this document. Goldman Sachs International will be acting as corporate broker to E.ON AG in relation to the Offer.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                             (8)

Press Conference

Dusseldorf  -  April 9, 2001

Statement

Ed Wallis

Chairman of Powergen

Please check against delivery

The Directors of Powergen plc accept responsibility for the information contained in this document. To the best of the knowledge and belief of the
Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT ALSO
WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

I'm delighted to be able to say a few words about this deal from Powergen's perspective.

I am convinced that this is an excellent deal for our shareholders, employees and customers, as well as for E.ON. For this reason, the Board is unanimously recommending it and we believe it will enable us to deliver the next steps in the development of our strategy.

Our company was created ten years ago from the liberalisation of the UK electricity market. Since then, Powergen has learned many lessons in the increasingly competitive environment in every area of our operation.

We started out as a generation company, and first focused on achieving world's best practice across our plant portfolio. We achieved this by the mid-1990s.

UK generation is a very competitive market, so we knew we would have to look elsewhere to deliver shareholder value in the medium to long term. Our strategy was to vertically-integrate our business across the value chain through the acquisition of a supply and distribution company. We achieved this in 1998, when we bought East Midlands Electricity - the UK's third largest regional supply and distribution company, with over two million electricity and gas customers.

Since completing this acquisition, we have shaped Powergen into a highly-effective integrated business based around the core skills of asset management, retail and energy trading. As a result of this, Powergen has become a leader in the UK market and we are well positioned to take advantage of the opportunities that will arise as the competitive market continues to develop.
Nick Baldwin, who recently succeeded me as Chief Executive of Powergen, deserves much of the credit for delivering this transformation and he will continue to drive the business forward.

Last year we acquired LG&E Energy. This has turned Powergen into an
Anglo-American energy business, with earnings equally divided 50:50 between the
UK and US markets.

In both our UK and US businesses, our future strategy is based on achieving further growth. However, having made two major cash acquisitions in recent years, we can't achieve this as quickly as we'd like on our own.

Nick and our team therefore want to be part of a group whose management shares our vision and strategy for the future. Together, we believe, we are best positioned for our next big moves. This is why this proposed deal has the strong backing of myself and the rest of Powergen's senior management.

We are all looking forward to working with E.ON to drive the development of its
Anglo-American energy business, to continue delivery of operational improvements and to exchange best practices across the enlarged group.

This document has been issued by Powergen plc and has been approved by Dresdner
Kleinwort Wasserstein solely for the purposes of Section 57 of the Financial
Services Act 1986. Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Powergen plc and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than Powergen plc and its subsidiaries for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer, whether or not made, or the contents of this document.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's and Powergen's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                             (9)

Press Conference

Dusseldorf  -  April 9, 2001

Statement

Nick Baldwin

CEO of Powergen

Please check against delivery

The members of the Board of Powergen plc accept responsibility for the information contained in this document. To the best of the knowledge and belief of the members of the Board of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

Thank you Ed

I would first like to endorse everything that Mr Wallis and Mr Hartmann have said about this deal.

This is a good deal for Powergen and a good deal for E.ON.

What I would like to do this morning is spend 5 minutes talking about Powergen.
I would like to describe our integrated business model, talk a little about our
UK business and then move on to our US business.

So let us look first at Powergen's business model:

E.ON Logo                                                          Powergen Logo

Powergen's Business Model

Graphic: demonstrates integration of the "Energy Trading", "Retail" and "Assets"
spheres of the business model.

If you understand this business model, then you will understand how we approach both our UK and US businesses.

What is also interesting is how similar our integrated model is to E.ON's.

Our integrated approach to our business is based upon the premise that the whole is greater than the sum of the parts. What I mean here is that if we were to run these businesses in a fragmented manner then we do not believe we would create the same value and the overlapping triangles on this diagram represents the additional value that we believe we can get from running the business in this way.

The model has three main legs:

o    The assets businesses, production and distribution, are based upon running these assets in the most efficient, reliable and flexible manner possible.
     We believe that our asset businesses are amongst the most efficient in the world.

o    The retail business is all about getting more customers and selling more products based upon our essential services offering for the home and business. We believe that we have a winning formula based upon four main factors: a leading energy brand, right mix of products, the right routes to market and focus on costs.

o    Sitting at the hub of the integrated business model and driving the decisions about how we use our assets, both generation and customer, is energy trading. It is no accident that Energy Trading sits at the apex of this triangle as it is energy trading that makes the decisions as to how we optimise the value within the business and manage the risks.

This allows the other parts of the business to focus on what they are good at.
The asset businesses in operating and maintaining the assets in the most efficient manner and the retail business on winning and retaining customers.

Mr Hartmann has already talked about Powergen in the UK and explained why they were interested in our company, so I do not want to repeat this.

What I do want to say though is that we believe we have a winning formula in the
UK and in particular see exciting growth opportunities in our retail business and distribution.

I am quite clear that, with a strong parent with the financial strength and strategy to make investments in utility businesses, a major benefit of this deal is that it will allow us to exploit more quickly more of the opportunities that exist in the UK market. Having said that let me now look at the US business.

E.ON Logo                                                          Powergen Logo

LG&E: US excellence

Generation           o  Reliable, low cost generation assets
                     o  Opportunities for off-system sales at attractive rates

Distribution         o  Top quartile regional efficiency ranking in distribution
                        - and improving
                     o  High service levels and customer satisfaction
                        (#1 JD Power survey(1))

Regulation           o  Favourable regulatory environment
                         - incentive based rate plan
                         - pass-through of fuel costs
                         - recovery of environmental costs

(1)   USA, 1999 National and Midwest, 2000 Midwest.

In many ways, I could have repeated what was said about Powergen's, UK excellence, but I think that it is worth highlighting some additional points.

o    In the US, LG&E has a very high quality, low cost generation plant. In fact when we benchmarked our own plant against the best in the world in the early nineties, we used one of LG&E's plant to compare against. Having some of the lowest cost assets in the Midwest means that there are opportunities to sell surplus low cost power at attractive rates into adjoining midwest markets.

o    In the distribution business, LG&E sits within the top quartile in terms of efficiency rankings. In addition, they have won top awards for customer service over the last two years both in the midwest and across the nation.

o    Lastly, and very importantly, Kentucky, the main focus for LG&E's operations, benefits from a favourable regulatory environment. It is an incentive based rate plan with certainty of rates until 2003. In addition,
     LG&E are able to pass through actual fuel costs and recover environmental costs.

So LG&E also has an attractive business. One final point, where we see one of the major benefits of this combination with E.ON, is that we want to be a major player in the consolidation that will inevitably take place in the US midwest.
We have the platform, and together we have the management team and the financial strength to take advantage of the opportunities resulting from this powerful combination. On that note, I will now hand you back to Mr Hartmann.

This document has been issued by Powergen plc and has been approved by Dresdner
Kleinwort Wasserstein solely for the purposes of Section 57 of the Financial
Services Act 1986. Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for E.ON AG and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than Powergen plc and its subsidiaries for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer, whether or not made, or the contents of this document.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                            (10)

Press Conference

London, April 9, 2001

Statement

Ulrich Hartmann

Chairman of the Board of Management and CEO

E.ON AG

Please check against delivery

The members of the Management Board of E.ON AG accept responsibility for the information contained in this document. To the best of the knowledge and belief of the members of the Management Board of E.ON AG (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

Good afternoon, ladies and gentlemen,

Together with Ed Wallis, Nick Baldwin and my colleague Hans Michael Gaul, I am pleased to present a new partnership today - a partnership that will move
Powergen and E.ON jointly to the "pole position" in the global energy market, a partnership of two successful companies that are a perfect match.

We are pleased that we can take this important step in the implementation of
E.ON's consistent growth strategy together with Powergen. You probably know that
E.ON is the result of a merger last year - the biggest ever in Germany's corporate history. This relatively new corporate group combines the traditions and the strengths of Veba and Viag, two of Germany's biggest industrial groups.
Recently, we published our first year-end financial statements, with record results. With more than 185,000 employees, E.ON generated pro-forma sales of over 93 billion Euros and pre-tax earnings of 6.8 billion Euros in the year
2000.

The E.ON Group is pursuing a clearly focused strategy, with the objective of becoming the largest and most profitable utility in the world. Today, E.ON is already the largest investor-owned energy service provider in Europe, with access to roughly 25 million electricity and gas customers and electricity sales of nearly 240 billion kilowatt-hours. We hold leading market positions in
Germany, Scandinavia, the Netherlands and Eastern Europe.

Our growth strategy in the energy sector is clearly focused on three priorities:
consolidating our number one position in Germany, systematically improving our position in Europe, and selectively seizing growth opportunities overseas.

Entering the UK and the US markets is clearly in line with this strategy. In our view, Powergen is exactly the partner that will enable us to make substantial progress in these two markets.

Together, we will hold a leading global position as the second largest energy service provider in the world.

Powergen is the biggest acquisition in our Group's history. This major growth step marks the beginning of a new phase of our consistent policy of focusing on our core business areas: in the medium term, E.ON will divest all activities that are outside the energy business. We will use the substantial proceeds from these divestments for the continuing expansion of our energy business. With our presence in the UK and the United States, we are acquiring additional platforms for future expansion steps.

The UK is of high strategic interest because it is one of Europe's biggest and most important energy markets. It provides excellent growth opportunities, especially since the industry's consolidation - which began after the early liberalisation - is far from having been completed. The full deregulation of generation and distribution, as well as the growing convergence of electricity and gas, will give this market additional momentum.

As one of the most important fully integrated energy service providers in the
UK, Powergen is excellently positioned in this environment.

o    Like E.ON in Germany, Powergen is the most well-known energy brand in the
     UK.

o    In the highly competitive UK market, Powergen has reached a leading market position. Last year alone, Powergen won one million new customers - which is a great achievement. We will do whatever we can to ensure that Powergen will continue to be the preferred utility for its customers.

o    The know-how of Powergen's management headed by Ed Wallis and Nick Baldwin and the expertise of the company's employees are - and will continue to be
     - highly valuable assets. Of course, E.ON will benefit from this know-how in its activities in other markets, whether in Germany, in other European countries or overseas.

We will also make sure that there will be an intensive exchange of know-how when it comes to the appointment of the board members of the Powergen and of our
German energy subsidiary, E.ON Energie, next year. Our intention is that I will assume the position of Chairman of the Powergen Board. Furthermore, we will propose Ed Wallis to be appointed as my deputy in this body and also as a member of the Supervisory Board of E.ON Energie. We will also propose that Nick Baldwin as CEO of Powergen be appointed as a member of the Board of Management of E.ON
Energie. In return, we will propose that my colleague, Hans Michael Gaul, and
Hans-Dieter Harig, the CEO of E.ON Energie, as well as an additional senior executive of E.ON Energie, should join the Powergen Board as non-executive directors.

Let me now move on to the United States:

With the acquisition of LG&E, which was successfully completed last year,
Powergen has built up a position with good growth prospects in the world's largest energy market. So our partnership with Powergen also provides an ideal entry point to this interesting, high-growth market.

Our objective is to reach a leading position in the United States as well. The combination of the strengths of E.ON and Powergen will give us enormous power for further expansion steps in the United States. We have the necessary operative experience and the know-how from operating in liberalised markets. And we have the financial strength to be able to seize opportunities as they arise in the US market.

In the highly fragmented US market, we would move to the top group of US utilities by making just a few additional acquisitions.

Ladies and gentlemen,

There is still some work to be done, before we can complete the Powergen acquisition. Certain conditions will have to be fulfilled before we make the offer.

One of the major conditions to be fulfilled is the registration of E.ON AG with the US Securities and Exchange Commission under the "Public Utilities Holding
Company Act", or PUHCA for short. This Act of 1935 is based on the assumption that the purchaser of a regulated US utility will concentrate on the utility business. This is fully in line with our strategy.

Before we make the offer, we will have to obtain the approval of a number of authorities in the United States, the UK and the EU. We hope that we will be able to obtain the approval by the end of this year and to close the transaction in spring next year.

The price of 765 pence per share which we have offered to Powergen's shareholders is a fair price. This price, which was fixed in agreement with
Powergen's management, includes a premium of:

-    8.4 percent relative to the closing price of last Friday

-    25.8 percent relative to the share price of 608 pence on the 16th of
     January, i.e. the last day of trading before we had to confirm our talks with Powergen, and

-    35.2 percent relative to the average price of 566 pence per Powergen share in the last 6 months preceding the 16th of January 2001.

This premium is in line with market practice and can be justified against the background of the excellent growth opportunities that the transaction provides for E.ON and the high quality of the acquired business.

Based on the agreed takeover price, the purchase price for 100 percent of the equity capital amounts to a total of 5.1 billion pounds (8.2 billion euros).
Including the debt of 4.5 billion pounds (7.1 billion Euros), the enterprise value amounts to a total of 9.6 billion pounds (15.3 billion Euros).

Let me briefly take a look at the impact that this acquisition will have on
E.ON's earnings:

As early as in the year of the takeover, E.ON's earnings before goodwill amortisation will increase significantly.1

We will easily be able to finance the acquisition of Powergen from our liquid funds and credit lines. And we will continue to have the financial scope needed for further expansion steps in the energy sector, even after the acquisition of
Powergen.

In a nutshell: The acquisition of Powergen will substantially strengthen E.ON, both strategically and economically.

Now I would like to hand over to Ed Wallis.

[Statements by Wallis/Baldwin]

Ladies and gentlemen,

The acquisition of Powergen is one major step - but certainly not the last one -
in the growth strategy that we are pursuing in the energy sector, our core business area. Our successful strategy of "focus and growth" is now entering a new phase in which we will fully concentrate on the energy service business, which we intend to steer to a new growth dimension.

We will continue to pursue our expansion course as systematically and as persistently as we have in the past. Step by step, we will continue to consolidate and expand our international platform.

As you can see, E.ON is well on its way with Powergen to becoming the world's leading and most profitable utility company.

(1)  This statement should not be interpreted to mean that earnings per share of
     E.ON in its current or any future financial year will necessarily be greater that those in year ended 31st December, 2000.

This document has been issued by E.ON AG and has been approved by Goldman Sachs
International solely for the purposes of Section 57 of the Financial Services
Act 1986. Goldman Sachs International, which is regulated in the UK by The
Securities and Futures Authority Limited, is acting for E.ON AG and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than E.ON AG and its subsidiaries for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer, whether or not made, or the contents of this document. Goldman Sachs International will be acting as corporate broker to E.ON AG in relation to the Offer.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                            (11)

Press Conference

London  -  April 9, 2001

Statement

Ed Wallis

Chairman of Powergen

Please check against delivery

The Directors of Powergen plc accept responsibility for the information contained in this document. To the best of the knowledge and belief of the
Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT ALSO
WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

I'm delighted to be able to say a few words about this deal from Powergen's perspective.

I am convinced that this is an excellent deal for our shareholders, employees and customers, as well as for E.ON. For this reason, the Board is unanimously recommending it and we believe it will enable us to deliver the next steps in the development of our strategy.

Our company was created ten years ago from the liberalisation of the UK electricity market. Since then, Powergen has learned many lessons in the increasingly competitive environment in every area of our operation.

We started out as a generation company, and first focused on achieving world's best practice across our plant portfolio. We achieved this by the mid-1990s.

UK generation is a very competitive market, so we knew we would have to look elsewhere to deliver shareholder value in the medium to long term. Our strategy was to vertically-integrate our business across the value chain through the acquisition of a supply and distribution company. We achieved this in 1998, when we bought East Midlands Electricity - the UK's third largest regional supply and distribution company, with over two million electricity and gas customers.

Since completing this acquisition, we have shaped Powergen into a highly-effective integrated business based around the core skills of asset management, retail and energy trading. As a result of this, Powergen has become a leader in the UK market and we are well positioned to take advantage of the opportunities that will arise as the competitive market continues to develop.
Nick Baldwin, who recently succeeded me as Chief Executive of Powergen, deserves much of the credit for delivering this transformation and he will continue to drive the business forward.

Last year we acquired LG&E Energy. This has turned Powergen into an
Anglo-American energy business, with earnings equally divided 50:50 between the
UK and US markets.

In both our UK and US businesses, our future strategy is based on achieving further growth. However, having made two major cash acquisitions in recent years, we can't achieve this as quickly as we'd like on our own.

Nick and our team therefore want to be part of a group whose management shares our vision and strategy for the future. Together, we believe, we are best positioned for our next big moves. This is why this proposed deal has the strong backing of myself and the rest of Powergen's senior management.

We are all looking forward to working with E.ON to drive the development of its
Anglo-American energy business, to continue delivery of operational improvements and to exchange best practices across the enlarged group.

This document has been issued by Powergen plc and has been approved by Dresdner
Kleinwort Wasserstein solely for the purposes of Section 57 of the Financial
Services Act 1986. Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Powergen plc and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than Powergen plc and its subsidiaries for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer, whether or not made, or the contents of this document.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                            (12)

Press Conference

London  -  April 9, 2001

Statement

Nick Baldwin

CEO of Powergen

Please check against delivery

The Directors of Powergen plc accept responsibility for the information contained in this document. To the best of the knowledge and belief of the
Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

Thank you Ed

I would first like to endorse everything that Mr Wallis and Mr Hartmann have said about this deal.

This is a good deal for Powergen and a good deal for E.ON.

What I would like to do this afternoon is spend 5 minutes talking about
Powergen. I would like to describe our integrated business model, talk a little about our UK business and then move on to our US business.

So let us look first at Powergen's business model:

E.ON Logo                                                          Powergen Logo

Powergen's Business Model

Graphic: demonstrates integration of the "Energy Trading", "Retail" and "Assets"
spheres of the business model.

If you understand this business model, then you will understand how we approach both our UK and US businesses.

What is also interesting is how similar our integrated model is to E.ON's.

Our integrated approach to our business is based upon the premise that the whole is greater than the sum of the parts. What I mean here is that if we were to run these businesses in a fragmented manner then we do not believe we would create the same value and the overlapping triangles on this diagram represents the additional value that we believe we can get from running the business in this way.

The model has three main legs:

o    The assets businesses, production and distribution, are based upon running these assets in the most efficient, reliable and flexible manner possible.
     We believe that our asset businesses are amongst the most efficient in the world.

o    The retail business is all about getting more customers and selling more products based upon our essential services offering for the home and business. We believe that we have a winning formula based upon four main factors: a leading energy brand, right mix of products, the right routes to market and focus on costs.

o    Sitting at the hub of the integrated business model and driving the decisions about how we use our assets, both generation and customer, is energy trading. It is no accident that Energy Trading sits at the apex of this triangle as it is energy trading that makes the decisions as to how we optimise the value within the business and manage the risks.

This allows the other parts of the business to focus on what they are good at.
The asset businesses in operating and maintaining the assets in the most efficient manner and the retail business on winning and retaining customers.

Mr Hartmann has already talked about Powergen in the UK and explained why they were interested in our company, so I do not want to repeat this.

What I do want to say though is that we believe we have a winning formula in the
UK and in particular see exciting growth opportunities in our retail business and distribution.

I am quite clear that, with a strong parent with the financial strength and strategy to make investments in utility businesses, a major benefit of this deal is that it will allow us to exploit more quickly more of the opportunities that exist in the UK market. Having said that let me now look at the US business.

E.ON Logo                                                          Powergen Logo

LG&E: US excellence

Generation           o  Reliable, low cost generation assets
                     o  Opportunities for off-system sales at attractive rates

Distribution         o  Top quartile regional efficiency ranking in distribution
                        - and improving
                     o  High service levels and customer satisfaction
                        (#1 JD Power survey(1))

Regulation           o  Favourable regulatory environment
                         - incentive based rate plan
                         - pass-through of fuel costs
                         - recovery of environmental costs

(1)   USA, 1999 National and Midwest, 2000 Midwest.

In many ways, I could have repeated what was said about Powergen's, UK excellence, but I think that it is worth highlighting some additional points.

o    In the US, LG&E has a very high quality, low cost generation plant. In fact when we benchmarked our own plant against the best in the world in the early nineties, we used one of LG&E's plant to compare against. Having some of the lowest cost assets in the midwest means that there are opportunities to sell surplus low cost power at attractive rates into adjoining midwest markets.

o    In the distribution business, LG&E sits within the top quartile in terms of efficiency rankings. In addition, they have won top awards for customer service over the last two years both in the midwest and across the nation.

o    Lastly, and very importantly, Kentucky, the main focus for LG&E's operations, benefits from a favourable regulatory environment. It is an incentive based rate plan with certainty of rates until 2003. In addition,
     LG&E are able to pass through actual fuel costs and recover environmental costs.

So LG&E also has an attractive business. One final point, where we see one of the major benefits of this combination with E.ON, is that we want to be a major player in the consolidation that will inevitably take place in the US midwest.
We have the platform, and together we have the management team and the financial strength to take advantage of the opportunities resulting from this powerful combination.

On that note, I will now hand you back to Mr Hartmann.

This document has been issued by Powergen plc and has been approved by Dresdner
Kleinwort Wasserstein solely for the purposes of Section 57 of the Financial
Services Act 1986. Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Powergen p.l.c and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than Powergen plc and its subsidiaries for providing the protections afforded to customers of Dresdner Kleinwort
Wasserstein nor for providing advice in relation to the Offer, whether or not made, or the contents of this document.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                            (13)

Analyst and Investor Conference

London, April 09, 2001

Statement

Ulrich Hartmann

Chairman of the Board of Management and CEO

E.ON AG

Please check against delivery

The members of the Management Board of E.ON AG accept responsibility for the information contained in this document. To the best of the knowledge and belief of the members of the Management Board of E.ON AG (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

Good afternoon, ladies and gentlemen,

Two weeks ago, we presented E.ON to you in top shape, and we explained the expansion strategy that we are pursuing in the energy sector. Today, we are presenting Powergen as an acquisition project that is exactly in line with this strategy and that will lead E.ON to a new dimension internationally.

We are very pleased to welcome Mr Ed Wallis, the Chairman of Powergen, Mr Nick
Baldwin, the CEO of the company and Mr. Peter Hickson, the CFO, as well as my colleague Mike Gaul on this occasion here in London.

As you know, our growth strategy is clearly focused on the UK and the United
States.

With the acquisition of Powergen, we will be achieving a strategic "double hit":

o   E.ON will be the first truly pan-European energy service provider.

o   And we will have access to new growth opportunities in the world's biggest energy market: the United States.

The acquisition of Powergen will move E.ON to a top global position as an integrated energy service provider: With total electricity sales of 323 billion kilowatt-hours and about 30 million electricity and gas customers, we will be the world's second largest energy service provider. At the same time, E.ON will be one of the most international utilities - with excellent positions in
Germany, the UK, Scandinavia and Eastern Europe, and with an excellent growth platform in the United States. The new E.ON Group will generate nearly half of its electricity sales outside the German home market.

Powergen is the biggest acquisition in our Group's history. This major growth step marks the beginning of a new phase of our consistent policy of focusing on our core business areas: in the medium term, E.ON will divest all activities that are outside the energy service business. We will use the substantial proceeds from these divestments for the continuing expansion of our energy business. With our presence in the UK and the United States, we are acquiring additional platforms for future expansion steps.

With an annual volume of roughly 300 billion kilowatt-hours of electricity, the
UK is one of Europe's biggest and most important energy markets - a market that provides interesting growth opportunities, especially because the industry's consolidation - which began after the early liberalisation - is far from being completed. The full deregulation of generation and distribution as well as the accelerated convergence of electricity and gas will give this market additional momentum.

Powergen is very well positioned in this environment. The company holds significant market shares across the entire value chain, from generation to distribution, and is in our view the best fully integrated energy service provider in England.

Let me now say something about the United States: the market volume and the market growth are much greater there than in Europe. With 4,000 billion kilowatt-hours, the US market is eight times larger than the German market. In addition, the potential returns and growth rates are much higher than in Europe.
However, the United States lags far behind Europe in terms of market liberalisation. The majority of the US utilities are fully integrated companies that are still subject to regulation. The highly fragmented US market is therefore only at the very beginning of a consolidation process.

Powergen's Kentucky-based subsidiary LG&E is an ideal entry point to this interesting market.

In a moment, Mr Baldwin will present Powergen and LG&E in greater detail. Before he does, I would like to address only a few key points that illustrate the particular strategic appeal of this combination:

o   Like E.ON, Powergen is a fully integrated company with activities ranging from generation to retailing.

o   E.ON and Powergen are leading brands in their home markets, and both have extensive experience in coping with intense competition.

o   While wholesale electricity prices have also come under some pressure in the
    UK, the margins are not declining as rapidly as in Germany. For this reason, we expect Powergen to maintain an attractive level of profitability.

o   Powergen is one of the leading utilities in the UK. Due to its successful distribution operations and high awareness of its brand, Powergen won roughly one million new customers last year and has a particularly strong position in the highly profitable segment of small and medium-sized enterprises.

o   It is not least this rapid growth which demonstrates that Powergen has excellent know-how in a liberalised market. Of course, E.ON expects to benefit from this know-how in its activities in other markets, whether in
    Germany, in other European countries or overseas.

o   In the United States, the acquisition of LG&E will give us the "pole position" for further expansion steps in the particularly attractive
    Midwest. Electricity consumption in this region is about as high as that of
    Germany and France taken together. This highly industrialised region accounts for about 30 percent of the total electricity consumption in the
    United States.

o   LG&E is the utility with lowest cost and highest customer satisfaction in the Midwest.

LG&E is clearly only the first step in the US market for us; other steps will follow. Our goal is to achieve a leading position in the United States. In the highly fragmented US market, we will seek further attractive acquisitions to move into the top group of US utilities. We have the necessary financial strength to achieve this. Together with Powergen, we have the operative experience and the know-how from operating in liberalised markets to seize opportunities in the US market.

We will also make sure that there will be an intensive exchange of know-how when it comes to the appointment of the board members of Powergen and our German energy subsidiary, E.ON Energie, next year. Our intention is that I will assume the position of Chairman of the Powergen Board. Furthermore, we will propose Ed
Wallis to be appointed as my deputy in this body and also as a member of the
Supervisory Board of E.ON Energie. We will also propose that Nick Baldwin as CEO of Powergen be appointed as a member of the Board of Management of E.ON Energie.
In return, we will propose that my colleague Hans Michael Gaul and Hans-Dieter
Harig, the CEO of E.ON Energie, as well as an additional senior executive of
E.ON Energie, should join the Powergen Board as non-executive directors.

There is still some work to be done, before we can complete the Powergen acquisition. Certain conditions will have to be fulfilled before we make the offer.

One of the major conditions to be fulfilled is the registration of E.ON AG with the US Securities and Exchange Commission under the "Public Utilities Holding
Company Act", or PUHCA for short. This Act of 1935 is based on the assumption that the purchaser of a regulated US utility will concentrate on the utility business. This is fully in line with our strategy:

As planned, we will sell VAW aluminium, Klockner & Co, Stinnes, MEMC and VEBA
Oel swiftly, but without haste.

Viterra and Degussa will also be fully divested in the medium term. It will still take some time before Viterra is ready to move towards independence. And after the completion of its extensive restructuring programme, Degussa will also have all it takes to continue to develop successfully, and to do so independently of E.ON.

In all these divestments, we will - as always - only implement solutions that will safeguard the high values of these activities and at the same time provide good future prospects for the companies and their employees.

Before we make the offer, we will have to obtain the approval of a number of authorities in the United States, the UK and the EU. We hope that we will be able to obtain the approvals by the end of this year and to close the transaction in spring next year.

The price of 765 pence (12.19 Euros) per share which we have offered to
Powergen's shareholders is a fair price. This price, which was fixed in agreement with Powergen's management, includes a premium of:

-   8.4 percent relative to the closing price of last Friday

-   25.8 percent relative to the share price of 608 pence (9.69 Euros) on 16
    January, i.e. the last day of trading before we had to confirm our talks with Powergen, and

-   35.2 percent relative to the average price of 566 pence (9.02 Euros) per
    Powergen share in the last 6 months preceding 16 January 2001.

This premium is in line with market practice and it can also be justified against the background of the excellent growth opportunities that the transaction provides for E.ON and the high quality of the acquired business.

Based on the agreed takeover price, the purchase price for 100 percent of the equity capital amounts to a total of 8.2 billion Euro (5.1 billion pounds).
Including the debt of 7.1 billion Euro (4.5 billion pounds), the enterprise value amounts to a total of 15.3 billion Euro (9.6 billion pounds).

This valuation is more or less in line with current trading multiples of British and European utilities, but below the multiples of recent utility transactions in the UK and Spain.

The purchase price is also justified by the impact that this acquisition will have on E.ON's earnings:

As early as in the year of the takeover, E.ON's earnings before goodwill amortisation will increase significantly.1

We will easily be able to finance the acquisition of Powergen from our liquid funds and credit lines. We will continue to have the financial scope needed for further expansion steps in the energy sector, even after the acquisition of
Powergen.

In a nutshell: The acquisition of Powergen will substantially strengthen E.ON, both strategically and economically.

Now I would like to hand over to Ed Wallis, who will comment on this transaction from the perspective of Powergen. Subsequently, Nick Baldwin will briefly present the company.

[Statements by Wallis/Baldwin]

Ladies and gentlemen,

The acquisition of Powergen is one major step - but certainly not the last one -
in the growth strategy that we are pursuing in the energy sector, our core business area. Our successful strategy of "focus and growth" is now entering a new phase in which we will fully concentrate on the energy service business, which we intend to steer to a new growth dimension.

As you can see, we have used the short three-year period since liberalisation to pursue a resolute growth policy. With our E.ON merger, we have positioned ourselves as one of the top players in Europe. And we are now getting ready for a "double jump" across the Channel and from there on across the Atlantic Ocean.
We will continue to pursue our expansion course as systematically and as persistently as we have in the past. Step by step, we will continue to consolidate and expand our international platform.

As you can see, E.ON is well on its way with Powergen to becoming the world's leading and most profitable utility company.

(1) This statement should not be interpreted to mean that earnings per share of
    E.ON in its current or any future financial year will necessarily be greater that those in year ended 31st December, 2000.

This document has been issued by E.ON AG and has been approved by Goldman Sachs
International solely for the purposes of Section 57 of the Financial Services
Act 1986. Goldman Sachs International, which is regulated in the UK by The
Securities and Futures Authority Limited, is acting for E.ON AG and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than E.ON AG and its subsidiaries for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer, whether or not made, or the contents of this document. Goldman Sachs International will be acting as corporate broker to E.ON AG in relation to the Offer.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                            (14)

Analyst and Investor Conference

London  -  April 9, 2001

Statement

Ed Wallis

Chairman of Powergen

Please check against delivery

The Directors of Powergen plc accept responsibility for the information contained in this document. To the best of the knowledge and belief of the
Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT ALSO
WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

I'm delighted to be able to say a few words about this deal from Powergen's perspective.

I am convinced that this is an excellent deal for our shareholders, employees and customers, as well as for E.ON. For this reason, the Board is unanimously recommending it and we believe it will enable us to deliver the next steps in the development of our strategy.

Our company was created ten years ago from the liberalisation of the UK electricity market. Since then, Powergen has learned many lessons in the increasingly competitive environment in every area of our operation.

We started out as a generation company, and first focused on achieving world's best practice across our plant portfolio. We achieved this by the mid-1990s.

UK generation is a very competitive market, so we knew we would have to look elsewhere to deliver shareholder value in the medium to long term. Our strategy was to vertically-integrate our business across the value chain through the acquisition of a supply and distribution company. We achieved this in 1998, when we bought East Midlands Electricity - the UK's third largest regional supply and distribution company, with over two million electricity and gas customers.

Since completing this acquisition, we have shaped Powergen into a highly-effective integrated business based around the core skills of asset management, retail and energy trading. As a result of this, Powergen has become a leader in the UK market and we are well positioned to take advantage of the opportunities that will arise as the competitive market continues to develop.
Nick Baldwin, who recently succeeded me as Chief Executive of Powergen, deserves much of the credit for delivering this transformation and he will continue to drive the business forward.

Last year we acquired LG&E Energy. This has turned Powergen into an
Anglo-American energy business, with earnings equally divided 50:50 between the
UK and US markets.

In both our UK and US businesses, our future strategy is based on achieving further growth. However, having made two major cash acquisitions in recent years, we can't achieve this as quickly as we'd like on our own.

Nick and our team therefore want to be part of a group whose management shares our vision and strategy for the future. Together, we believe, we are best positioned for our next big moves. This is why this proposed deal has the strong backing of myself and the rest of Powergen's senior management.

We are all looking forward to working with E.ON to drive the development of its
Anglo-American energy business, to continue delivery of operational improvements and to exchange best practices across the enlarged group.

This document has been issued by Powergen plc and has been approved by Dresdner
Kleinwort Wasserstein solely for the purposes of Section 57 of the Financial
Services Act 1986. Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Powergen p.l.c and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than Powergen plc and its subsidiaries for providing the protections afforded to customers of Dresdner Kleinwort
Wasserstein nor for providing advice in relation to the Offer, whether or not made, or the contents of this document.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                                                            (15)

Analyst and Investor Conference

London  -  April 9, 2001

Statement

Nick Baldwin

CEO of Powergen

Please check against delivery

The Directors of Powergen plc accept responsibility for the information contained in this document. To the best of the knowledge and belief of the
Directors of Powergen plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR
SUBSCRIBE FOR ANY SHARES AND NEITHER ANY PART OF IT SHALL FORM THE BASIS OF OR
BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. IF AND
WHEN E.ON AG COMMENCES ITS OFFER FOR ORDINARY SHARES OR ANY OTHER SECURITIES OF
POWERGEN PLC, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION AND POWERGEN PLC WILL FILE A SOLICITATION/ RECOMMENDATION
STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN
OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE
SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT POWERGEN PLC
SECURITIES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE
OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER
DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/ RECOMMENDATION STATEMENT
ALSO WILL BE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT WWW.SEC.GOV.

Thank you Ed

I would first like to endorse everything that Mr Wallis and Mr Hartmann have said about this deal.

This is a good deal for Powergen and a good deal for E.ON.

What I would like to do this afternoon is spend 5 minutes talking about
Powergen. I would like to describe our integrated business model, talk a little about our UK business and then move on to our US business.

E.ON Logo                                                          Powergen Logo

Powergen's Business Model

Graphic: demonstrates integration of the "Energy Trading", "Retail" and "Assets"
spheres of the business model.

So let us look first at Powergen's business model:

If you understand this business model, then you will understand how we approach both our UK and US businesses.

What is also interesting is how similar our integrated model is to E.ON's.

Our integrated approach to our business is based upon the premise that the whole is greater than the sum of the parts. What I mean here is that if we were to run these businesses in a fragmented manner then we do not believe we would create the same value and the overlapping triangles on this diagram represents the additional value that we believe we can get from running the business in this way.

The model has three main legs:

o    The assets businesses, production and distribution, are based upon running these assets in the most efficient, reliable and flexible manner possible.
     We believe that our asset businesses are amongst the most efficient in the world.

o    The retail business is all about getting more customers and selling more products based upon our essential services offering for the home and business. We believe that we have a winning formula based upon four main factors: a leading energy brand, right mix of products, the right routes to market and focus on costs.

o    Sitting at the hub of the integrated business model and driving the decisions about how we use our assets, both generation and customer, is energy trading. It is no accident that Energy Trading sits at the apex of this triangle as it is energy trading that makes the decisions as to how we optimise the value within the business and manage the risks.

This allows the other parts of the business to focus on what they are good at.
The asset businesses in operating and maintaining the assets in the most efficient manner and the retail business on winning and retaining customers.

Mr Hartmann has already talked about Powergen in the UK and explained why they were interested in our company, so I do not want to repeat this.

What I do want to say though is that we believe we have a winning formula in the
UK and in particular see exciting growth opportunities in our retail business and distribution.

I am quite clear that, with a strong parent with the financial strength and strategy to make investments in utility businesses, a major benefit of this deal is that it will allow us to exploit more quickly more of the opportunities that exist in the UK market. Having said that let me now look at the US business.

E.ON Logo                                                          Powergen Logo

LG&E: US excellence

Generation           o  Reliable, low cost generation assets
                     o  Opportunities for off-system sales at attractive rates

Distribution         o  Top quartile regional efficiency ranking in distribution
                        - and improving
                     o  High service levels and customer satisfaction
                        (#1 JD Power survey(1))

Regulation           o  Favourable regulatory environment
                         - incentive based rate plan
                         - pass-through of fuel costs
                         - recovery of environmental costs

(1)   USA, 1999 National and Midwest, 2000 Midwest.

In many ways, I could have repeated what was said about Powergen's, UK excellence, but I think that it is worth highlighting some additional points.

o    In the US, LG&E has a very high quality, low cost generation plant. In fact when we benchmarked our own plant against the best in the world in the early nineties, we used one of LG&E's plant to compare against. Having some of the lowest cost assets in the midwest means that there are opportunities to sell surplus low cost power at attractive rates into adjoining midwest markets.

o    In the distribution business, LG&E sits within the top quartile in terms of efficiency rankings. In addition, they have won top awards for customer service over the last two years both in the midwest and across the nation.

o    Lastly, and very importantly, Kentucky, the main focus for LG&E's operations, benefits from a favourable regulatory environment. It is an incentive based rate plan with certainty of rates until 2003. In addition,
     LG&E are able to pass through actual fuel costs and recover environmental costs.

So LG&E also has an attractive business. One final point, where we see one of the major benefits of this combination with E.ON, is that we want to be a major player in the consolidation that will inevitably take place in the US midwest.
We have the platform, and together we have the management team and the financial strength to take advantage of the opportunities resulting from this powerful combination.

On that note, I will now hand you back to Mr Hartmann.

This document has been issued by Powergen plc and has been approved by Dresdner
Kleinwort Wasserstein solely for the purposes of Section 57 of the Financial
Services Act 1986. Dresdner Kleinwort Wasserstein, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Powergen plc and its subsidiaries in connection with the Offer and no-one else and will not be responsible to anyone other than Powergen plc and its subsidiaries for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer, whether or not made, or the contents of this document.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable requirements of the relevant jurisdiction.

Unless E.ON AG determines otherwise, the Offer will not be made, directly or indirectly, in or into, or by the use of the mails or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, Australia, Japan or Canada and will not be capable of being accepted by any such use, means, instrumentality or facility or otherwise from within, Australia, Japan or
Canada. Accordingly, copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia,
Japan or Canada and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from
Australia, Japan or Canada.

The Loan Notes to be issued pursuant to the Offer, if made, have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any States or district of the United
States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON AG's and Powergen plc's filings with the
Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.